UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)
(X) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal year ended December 25, 2007

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________

Commission File Number: 001-15046

NEW DRAGON ASIA CORP.
(Exact name of Registrant as Specified in its Charter)

Florida	**88-0404114**
(State or Other Jurisdiction of Incorporation or Organization)	**(IRS Employer Identification No.)**

Suite 2808, International Chamber of Commerce Tower
Fuhua Three Road, Shenzhen, China
(Address of Principal Executive Offices) (Zip Code)

(86 755) 8831-2115
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of Each Class: Class A Common Stock, $ 0.0001 par value.

Name of Each Exchange on Which Registered: The American Stock Exchange.

Securities registered pursuant to Section 12(g) of the Exchange Act: None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes [ ] No [X]

Indicated by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes [ ] No [X]

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer" and "large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer [ ] Accelerated Filer [ ] Non-Accelerated Filer [X] Smaller Reporting Company [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes [ ] No [X]

As of June 25, 2007 the aggregate market value of the voting and non-voting equity held by non-affiliates was approximately $35 million.

As of March 9, 2008, there were 56,071,947 shares of Class A Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

None.

TABLE OF CONTENTS

Forward-Looking Information

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company's future financial performance. The Company has attempted to identify forward-looking statements by terminology including "anticipates", "believes", "expects", "can", "continue", "could", "estimates", "expects", "intends", "may", "plans", "potential", "predict", "should" or "will" or the negative of these terms or other comparable terminology. These statements are only predictions. Uncertainties and other factors, including the risks outlined under Risk Factors contained in Item 1A of this Annual Report may cause the Company's actual results, levels of activity, performance or achievements to be materially different from any future results, levels or activity, performance or achievements expressed or implied by these forward-looking statements. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this Form 10-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Annual Report on Form 10-K is filed to confirm these statements to actual results, unless required by law.

Availability of SEC Filings

The Company files annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and proxy and information statements and amendments to reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended. The public may read and copy these materials at the Securities and Exchange Commission's ("SEC") Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding the Company and other companies that file materials with the SEC electronically. You may also obtain copies of the Company's reports filed with the SEC, free of charge, on our website at http://www.newdragonasia.com.

PART I

ITEM 1. BUSINESS

OVERVIEW

New Dragon Asia Corp. and its subsidiaries (collectively, "New Dragon", "NWD" or "the Company", "we", "us", or "our") are engaged in the milling, sale and distribution of flour and related products, including instant noodles and soybean-derived products, to retail and wholesale customers throughout China. We are headquartered in Shandong Province in the People's Republic of China ("PRC" or "China"). With a well-known brand name called "Long Feng", we market our well-established product line through a countrywide network of over 200 key distributors and 16 regional offices in 27 Chinese provinces. We have eight manufacturing plants in the PRC with an aggregate annual production capacity of approximately 110,000 tons of flour and approximately 1.1 billion packets of instant noodles and 4,500 tons of Soybean powder. We were incorporated in the State of Florida on March 18, 1999 under the name Bio-Aqua Systems, Inc.

OUR PRODUCTS AND PRODUCTION

We produce and market a broad range of wheat flour for use in bread, dumplings, noodles and confectionary products. Our flour products are marketed under the "Long Feng" brand name and sold throughout the country at both wholesale and retail levels

We provide a wide range of instant noodle products to our customers. Our products can be separated into two broad categories for selling and marketing purposes: (i) packet noodles for home preparation and (ii) snacks and cup noodles for outdoor convenience.

In late 2005, we started producing two types of soybean products – soybean protein powder and soybean powder. They are principally supplied to food and beverage manufacturers.

Our product breakdown for the year ended December 25, 2007 was approximately 55% for flour products, 28% for instant noodles and 17% for soybean products.

	2007	2006	2005
		(In thousands)	
Net revenue:			
Instant noodles	$ 15,262	$ 15,799	$ 15,353
Flour	30,903	30,263	28,827
Soybean	9,573	7,377	--
	$ 55,738	$ 53,439	$ 44,180

For more information, please refer to Note 19 of the accompanying consolidated financial statements "Segment Information".

We believe that we have developed a reputation in China for producing high quality food products. Our production plants operate at the highest level of hygiene and efficiency and all of our plants are certified under the ISO9002 standards. Most of our "state of the art" manufacturing equipment is imported from Switzerland, Japan, and Korea. We also operate strict quality control systems, resulting in a favorable customer perception of the "Long Feng" brand.

Flour and water are the two main ingredients used to produce our noodle products. Flour is extracted from wheat through a milling process. Wheat sourced by our milling operation in Shandong Province is generally regarded as being the highest quality available in China. To produce our noodles, we mix flour with water and other ingredients and then extrude or roll the mixture into the desired shape of the noodle. The mixture then travels through a series of state-of-the-art dryers before being stabilized at room temperature. After stabilization, the noodles are steamed and cooked in deep fryers, cooled and then mixed with various seasonings and freeze dried additives such as chicken, vegetables or beef, which are prepared from raw ingredients in a separate building within our production complex. The finished product is then packed, palletized and shipped.

MARKETING AND SALES

Most of our products are regionally marketed and distributed throughout China. Our sales and marketing strategy focuses on maintaining our relationships with our distributors by holding annual sales order meetings and hosting regular distributor conferences. We also believe that we have an excellent quality/price dynamic.

Our domestic distribution system is the key to its continued success in developing "Long Feng" as one of the leading brands in China. We have more than 200 points of distribution, of which 10 are our direct sales offices, spread over 27 provinces in China. The remaining 190 sales points are owned and managed by distributors. Most of our distributors have long-term relationships with us and are loyal and efficient vendors of our products. During 2007, sales in China accounted for 95% of our instant noodle sales.

Our primary customer base for both our flour products and instant noodles consists of stores in the rural areas throughout China, where, we believe; our brand has long been recognized as the highest quality available for the price. The rural market is rapidly growing, benefiting from increases in rural consumer income. We believe that brand loyalty is strongest in this sector. The Company also sells to supermarkets mainly in urban areas.

In addition to domestic sales, we also export noodles to other countries such as South Korea, Australia, Malaysia and Indonesia. We also obtained HACCP (Hazard Analysis Critical Control Point) certification from CCIC Conformity Assessment Services Co. Ltd., a Chinese quality assurance examination authority, enabling the Company to begin exports of instant noodles and soybean powder to Europe. From the second quarter of the year, we began export sales to Sweden and Greece. During 2007, export sales accounted for approximately 5% of our instant noodle sales.

We also receive orders for flour from certain KFC Corporation ("KFC") locations in China and KFC's intermediary suppliers for flour. KFC requires rigorous quality control standards for its flour of at least the ISO9002 level. We believe that KFC's orders reflect the positive brand reputation and quality of Long Feng as well as the Company's commitment to maintaining international quality standards.

COMPETITION

The flour industry in the PRC is very competitive. Our largest competitors are Shandong Guang Rao Ban Qiu Flour and Hebei Wu De Li Flour in the Northern market and Shenzhen Nanshun Flour in the Southern market.

The instant noodle segment in the PRC is also highly competitive. We compete against well-established foreign companies, and many smaller companies. Our largest competitors are the "Master Kang" brand manufactured by Tingyi (Cayman Island) Holdings Corporation and the "President" brand manufactured by Uni-President Group, both based in Taiwan. Both are focused predominately in the more developed and competitive urban markets.

STRATEGY

Our strategy for growth is to capitalize on our strong brand name and pursue strategic partnerships and acquisitions that will enhance our sales. The following are some of the key elements of our business growth strategy:

- acquire additional locations to increase our production capacity; and
- build strategic alliances with multinational food groups to enhance product range and capitalize on our China distribution network.

Plans for expansion of the existing plants are expected to be funded through current working capital from ongoing sales. Acquisitions of plants will require an additional infusion of funds in the form of debt or equity, or a combination of both. However, there can be no assurance these funds will be available.

EMPLOYEES

We employ approximately 1,500 employees. All of them are located in the eight plants and the executive office located in Shenzhen. We have maintained good relationships with our employees and no major disputes have incurred since our inception.

GOVERNMENTAL REGULATIONS ON OUR OPERATIONS IN CHINA

All of our PRC subsidiary companies operate in facilities that are located in China. Accordingly, our PRC subsidiaries' operations have to conform to the governmental regulations and rules of China.

We are subject to the PRC's national Environmental Protection Law, which was enacted on December 26, 1989, as well as a number of other national and local laws and regulations regulating air, water, and noise pollution and setting pollutant discharge standards. Violation of such laws and regulations could result in warnings, fines, orders to cease operations, and even criminal penalties, depending on the circumstances of such violation. We believe that all manufacturing operations comply with applicable environmental laws, including those laws relating to air, water, and noise pollution.

We are also subject to various laws and regulations administered by various local governments relating to the operation of our production facilities. We believe that we are in compliance with all governmental laws and regulations related to our products and facilities.

THE CHINESE LEGAL SYSTEM

The practical effect of the PRC's legal system on our business operations in China can be viewed from two separate but intertwined considerations.

First, as a matter of substantive law, the Foreign Invested Enterprise laws provide significant protection from government interference. In addition, these laws guarantee the full enjoyment of the benefits of corporate articles and contracts to Foreign Invested Enterprise participants. These laws, however, do impose standards concerning corporate formation and governance, which are not qualitatively different from the General Corporation Laws of the several states. Therefore, as a practical matter, a Foreign Invested Enterprise needs to retain or have ready access to a local Chinese law firm for routine compliance purposes.

Similarly, the PRC accounting laws mandate accounting practices, which are not co-existent with U.S. Generally Accepted Accounting Principles. The China accounting laws require that an annual "statutory audit" be performed in accordance with PRC accounting standards and that the books of account of Foreign Invested Enterprises are maintained in accordance with Chinese accounting laws. Article 14 of the People's Republic of China Wholly Foreign-Owned Enterprise Law requires a Wholly Foreign-Owned Enterprise to submit certain periodic fiscal reports and statements to designated financial and tax authorities, at the risk of business license revocation. As a practical matter, a Foreign Invested Enterprise must retain a local Chinese accounting firm that has experience with both the Chinese standards and U.S. Generally Accepted Accounting Principles. This type of accounting firm can serve the dual function of performing the annual Chinese statutory audit and preparing the Foreign Invested Enterprise's financial statements in a form acceptable for an independent U.S. certified public accountant to issue an audit report in accordance with Generally Accepted Auditing Standards.

Second, while the enforcement of substantive rights may appear less clear than United States procedures, the Foreign Invested Enterprises and Wholly Foreign-Owned Enterprises are Chinese registered companies, which enjoy the same status as other Chinese registered companies in business-to-business dispute resolution. Because the terms of the respective Articles of Association provide that all business disputes pertaining to Foreign Invested Enterprises are to be resolved by the Arbitration Institute of the Stockholm Chamber of Commerce in Stockholm, Sweden applying Chinese substantive law, the Chinese minority partner in our joint venture companies will not assume a privileged position regarding such disputes. Any award rendered by this arbitration tribunal is, by the express terms of the respective Articles of Association, enforceable in accordance with the "United Nations Convention on the Recognition and Enforcement of Foreign Arbitral Awards (1958)." Therefore, as a practical matter, although no assurances can be given, the Chinese legal infrastructure, while different in operation from its United States counterpart, should not present any significant impediment to the operation of Foreign Invested Enterprises.

CURRENCY CONVERSION AND EXCHANGE

Substantially all our revenues and expenses are denominated in the Chinese Renminbi. However, we use the United States dollar for financial reporting purposes. The value of Chinese Renminbi against the United States dollar and other currencies may fluctuate as a result of changes in two countries' economic conditions. To date, we have not engaged in any currency hedging transactions in connection with our operations.

CUSTOMERS

We have approximately 560 customers for our products. None of our customers individually accounts for more than 5% of our revenue. We source our wheat and soybean from approximately 50 suppliers. None of the suppliers individually accounts for more than 5% of our purchases. Historically, our fourth quarter revenue is much higher than the other three quarters due to preparations for the Chinese New Year holiday, which begins in February.

ITEM 1A. RISK FACTORS.

In addition to the other information in this annual report, the following factors should be considered carefully in evaluating the Company's business and prospects. THE FOLLOWING MATTERS, AMONG OTHERS, MAY HAVE A MATERIAL ADVERSE EFFECT ON THE BUSINESS, FINANCIAL CONDITION, LIQUIDITY, RESULTS OF OPERATIONS OR PROSPECTS, FINANCIAL OR OTHERWISE, OF THE COMPANY. REFERENCE TO THIS CAUTIONARY STATEMENT IN THE CONTEXT OF A FORWARD-LOOKING STATEMENT OR STATEMENTS SHALL BE DEEMED TO BE A STATEMENT THAT ANY ONE OR MORE OF THE FOLLOWING FACTORS MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN SUCH FORWARD-LOOKING STATEMENT OR STATEMENTS. We are subject to, among others, the following risks:

RISKS RELATED TO OUR CLASS A COMMON STOCK

We have never declared or paid any dividends on our Class A Common Stock.

We have never declared or paid any dividends on our Class A Common Stock. The declaration and payment in the future of any cash or stock dividends on the Class A Common Stock will be at the discretion of our Board of Directors and will depend upon a variety of factors, including our ability to service our outstanding indebtedness, if any, and to pay dividends on securities ranking senior to the Class A Common Stock, including the shares of our outstanding Series A and Series B Preferred Stock, our future earnings, if any, capital requirements, financial condition and such other factors as our Board of Directors may consider to be relevant from time to time. We do not expect to declare or pay any dividends on our Class A Common Stock in the foreseeable future.

We are controlled by our major shareholder.

We are controlled by our major shareholder, which is controlled by our Chairman, Mr. Heng Jing Lu. Mr. Heng Jing Lu, our Chairman, is the holder of record of 100% of the equity interests of New Dragon Asia Food Ltd. Mr. Lu has sole voting and dispositive control over the shares of us held by New Dragon Asia Food Ltd., which is our majority shareholder. As a result, Mr. Lu, through this shareholder, effectively exercises control over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying or preventing a change in control of us that may not be viewed as beneficial by other shareholders.

Our primary source of funds for dividends and other distributions from our operating subsidiary in China is subject to various legal and contractual restrictions and uncertainties, and our ability to pay dividends or make other distributions to our shareholders are negatively affected by those restrictions and uncertainties

We are a holding company established in the state of Florida and conduct our core business operations through our operating subsidiaries, Hero Treasure Ltd., Delta Link Ltd., Mix.Creation Ltd., Rich Delta Ltd. and Keen General Ltd. and their respective subsidiaries in China. As a result, our profits available for distribution to our shareholders are dependent on the profits available for distribution from the Subsidiaries. If the Subsidiaries incur debt on their own behalf, the debt instruments may restrict their ability to pay dividends or make other distributions, which in turn would limit our ability to pay dividends on our shares. Under the current PRC laws, because we are incorporated in the State of Florida, our PRC subsidiaries are each regarded as a wholly foreign-owned enterprise in China. Although dividends paid by foreign invested enterprises, such as wholly foreign-owned enterprises and Sino-foreign joint ventures, are not subject to any PRC corporate withholding tax, the PRC laws permit payment of dividends only out of net income as determined in accordance with PRC accounting standards and regulations. Determination of net income under PRC accounting standards and regulations may differ from determination under U.S. GAAP in significant aspects, such as the use of different principles for recognition of revenues and expenses. In addition, distribution of additional equity interests by any of our PRC subsidiaries to us (which is credited as fully paid through capitalization of the PRC subsidiaries' undistributed profits) requires additional approval of the PRC government due to an increase in our registered capital and total investment in the subsidiary. Under the current PRC laws, each of our subsidiaries is required to set aside a portion of its net income each year to fund designated statutory reserve funds. These reserves are not distributable as cash dividends. As a result, our primary internal source of funds for dividend payments from the subsidiaries are subject to these and other legal and contractual restrictions and uncertainties, which in turn may limit or impair our ability to pay dividends to our shareholders. Moreover, any transfer of funds from us to the subsidiaries, either as a shareholder loan or as an increase in registered capital, is subject to registration with or approval by PRC governmental authorities. These limitations on the flow of funds between us and the subsidiaries could restrict our ability to act in response to changing market conditions.

Recent regulations relating to offshore investment activities by PRC residents may adversely affect our business and prospects

On September 8, 2006, several agencies of the PRC government issued a new regulation concerning restrictions on investments in China through special purpose companies incorporated overseas and the listing of the shares of those companies in overseas markets. The regulation contains a number of provisions relating to the acquisition of Chinese domestic companies which involve "important industries" and may affect the national economic safety or result in the transfer of actual control rights of any company having "famous brands" or any "old established Chinese brands," and require that the parties to any such transaction report to the Ministry of Commerce for approval.. Additionally, any foreign company directly or indirectly controlled by Chinese companies or individuals used as a vehicle for public listing in an overseas stock market will need China Securities Regulatory Commission approval in connection with such listing. As it is uncertain how this new regulation will be interpreted or implemented, we cannot predict how this regulation will affect our business operations or future strategies. For example, we may be subject to a more stringent review and approval process with respect to our acquisition activities, which may adversely affect our business and prospects.

Dividend Policy

We have never declared or paid any cash dividends on our Class A Common Stock and we do not anticipate paying any cash dividends in the foreseeable future. Our ability to pay such cash dividends is subject to our receipt of dividends from our operating subsidiaries, which are subject to legal restrictions in the PRC on making such payments. We currently intend to retain future earnings, if any, to finance operations and the expansion of our business. Any future determination to pay cash dividends will be at the discretion of the board of directors and will be based upon our financial condition, operating results, capital requirements, plans for expansion, restrictions imposed by PRC law and any financing arrangements and any other factors that the board of directors deems relevant.

RISKS RELATED TO OUR BUSINESS

Our business may experience adverse effects from competition in the noodle, flour and soybean product markets.

The noodle, flour and soybean product markets in the PRC are highly competitive. Competition in these markets takes many forms, including the following:

- establishing favorable brand recognition;
- developing products sought by consumers;
- implementing appropriate pricing;
- providing strong marketing support; and
- obtaining access to retail outlets and sufficient shelf space.

Many of our competitors are larger and have greater financial resources, including our primary competitors, the manufactures of each of the brand names "Master Kang" and "President". We may not be able to compete successfully with such competitors. Competition could cause us to lose our market share, increase expenditures or reduce pricing, each of which could have a material adverse effect on our business and financial results.

An inability to respond quickly and effectively to new trends would adversely impact our competitive position.

Our failure to maintain our technological capabilities or to respond effectively to technological changes could adversely affect our ability to retain existing business and secure new business. We will need to constantly seek out new products and develop new solutions to maintain in our portfolio. If we are unable to keep current with new trends, our competitors' technologies or products may render us noncompetitive and our products obsolete.

Increases in prices of main ingredients and other materials could adversely affect our business.

The main ingredients that we use to manufacture our products are wheat, soybeans and eggs. We also use paper products, such as corrugated cardboard, as well as films and plastics, to package our products. The prices of these materials have been, and we expect them to continue to be, subject to volatility. We may not be able to pass price increases in these materials onto our customers, which could have an adverse effect on our financial results.

We are subject to risks associated with joint ventures and third party agreements.

We conduct certain of our milling and sales operations through joint ventures established with certain Chinese parties. Any deterioration of these strategic relationships may have an adverse effect on our operation. Changes in laws and regulations, or their interpretation, or the imposition of confiscatory taxation, restrictions on currency conversion, imports and sources of supply, devaluations of currency or the nationalization or other expropriation of private enterprises could have a material adverse effect on our business, results of operations and financial condition. Under its current leadership, the Chinese government has been pursuing economic reform policies that encourage private economic activity and greater economic decentralization. There is no assurance, however, that the Chinese government will continue to pursue these policies, or that it will not significantly alter these policies from time to time without notice.

We may have limited legal recourse under Chinese law if disputes arise under our agreements with joint ventures or third parties. The Chinese government has enacted some laws and regulations dealing with matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. However, the government's experience in implementing, interpreting and enforcing these laws and regulations is limited, and our ability to enforce commercial claims or to resolve commercial disputes is unpredictable. If our new business ventures are unsuccessful, or other adverse circumstances arise from these transactions, we face the risk that the parties to these ventures may seek ways to terminate the transactions, or, may hinder or prevent us from accessing important information regarding the financial and business operations of these acquired companies. The resolution of these matters may be subject to the exercise of considerable discretion by agencies of the Chinese government, and forces unrelated to the legal merits of a particular matter or dispute may influence their determination. Any rights we may have to specific performance, or to seek an injunction under Chinese law, in either of these cases, are severely limited, and without a means of recourse by virtue of the Chinese legal system, we may be unable to prevent these situations from occurring. The occurrence of any such events could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to product liability claims and product recalls, which could negatively impact our profitability.

We sell food products for human consumption, which involves risks such as product contamination or spoilage, product tampering and other adulteration of food products. We may be subject to liability if the consumption of any of its products causes injury, illness or death. In addition, we will voluntarily recall products in the event of contamination or damage. A significant product liability judgment or a widespread product recall may negatively impact our profitability for a period of time depending on product availability, competitive reaction and consumer attitudes. Even if a product liability claim is unsuccessful or is not fully pursued, the negative publicity surrounding any assertion that company products caused illness or injury could adversely affect our reputation with existing and potential customers and our corporate and brand image.

We have limited business insurance coverage.

The insurance industry in China is still in an early stage of development. Insurance companies in China offer limited business insurance coverage. As a result, we do not have any business liability insurance coverage for our operations. Moreover, while business disruption insurance is available, management has determined that the risks of disruption and cost of the insurance are such that we do not require it at this time. Any business disruption, litigation or natural disaster might result in substantial costs and diversion of resources.

We may experience risks resulting from our plans for expansion.

We have acquired several companies and businesses and plan to continue to acquire companies in the future. Entering into an acquisition entails many risks, any of which could harm our business, including: (a) diversion of management's attention from other business concerns; (b) failure to integrate the acquired company with our existing businesses; (c) additional operating expenses not offset by additional revenue; and (d) dilution of our stock as a result of issuing equity securities.

If we are unable to implement our acquisition strategy, we may be less successful in the future. A key component of our growth strategy is accomplished by acquiring additional flour and noodle factories and, if our acquisition of a soybean business proves successful, our acquisition strategy may expand to include future acquisitions of soybean businesses. While there are many such companies, we may not always be able to identify and acquire companies meeting our acquisition criteria on terms acceptable to us. Additionally, financing to complete significant acquisitions may not always be available on satisfactory terms.

Further, our acquisition strategy presents a number of special risks to us that we would not otherwise contend with absent such strategy, including possible adverse effects on our earnings after each acquisition, diversion of management's attention from our core business due to the special attention that a particular acquisition may require, failure to retain key acquired personnel and risks associated with unanticipated events or liabilities arising after each acquisition, some or all of which could have a material adverse effect on our business, financial condition and results of operations.

RISKS ASSOCIATED WITH DOING BUSINESS IN THE PEOPLE'S REPUBLIC OF CHINA.

We are subject to the risks associated with doing business in the People's Republic of China.

As most of our operations are conducted in the PRC, we are subject to special considerations and significant risks not typically associated with companies operating in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environments and foreign currency exchange. Our results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

Although the majority of productive assets in the PRC are owned by the Chinese government, in the past several years the government has implemented economic reform measures that emphasize decentralization and encourage private economic activity. Because these economic reform measures may be inconsistent or ineffectual, there are no assurances that:

- We will be able to capitalize on economic reforms;
- The Chinese government will continue its pursuit of economic reform policies;
- The economic policies, even if pursued, will be successful;
- Economic policies will not be significantly altered from time to time; and
- Business operations in China will not become subject to the risk of nationalization.

Economic reform policies or nationalization could result in a total investment loss in our Class A Common Stock.

Since 1979, the Chinese government has reformed its economic systems. Because many reforms are unprecedented or experimental, they are expected to be refined and improved. Other political, economic and social factors, such as political changes, changes in the rates of economic growth, unemployment or inflation, or in the disparities in per capita wealth between regions within China, could lead to further readjustment of the reform measures. This refining and readjustment process may negatively affect our operations.

Over the last few years, China's economy has registered a high growth rate. Recently, there have been indications that rates of inflation have increased. In response, the Chinese government has taken measures to curb this excessively expansive economy. These measures include restrictions on the availability of domestic credit, reducing the purchasing capability of certain of our customers, and limited re-centralization of the approval process for purchases of some foreign products. The Chinese government may adopt additional measures to further combat inflation, including the establishment of freezes or restraints on certain projects or markets. These measures may adversely affect our manufacturing operations.

To date, reforms to China's economic system have not adversely impacted our operations and are not expected to adversely impact operations in the foreseeable future; however, there can be no assurance that the reforms to China's economic system will continue or that we will not be adversely affected by changes in China's political, economic, and social conditions and by changes in policies of the Chinese government, such as changes in laws and regulations, measures which may be introduced to control inflation and changes in the rate or method of taxation.

On November 11, 2001, China signed an agreement to become a member of the World Trade Organization ("WTO"), the international body that sets most trade rules, further integrating China into the global economy and significantly reducing the barriers to international commerce. China's membership in the WTO was effective on December 11, 2001. China has agreed upon its accession to the WTO to reduce tariffs and non-tariff barriers, remove investment restrictions and provide trading and distribution rights for foreign firms. The tariff rate reductions and other enhancements will enable us to develop better investment strategies. In addition, the WTO's dispute settlement mechanism provides a credible and effective tool to enforce members' commercial rights. Also, with China's entry to the WTO, it is believed that the relevant laws on foreign investment in China will be amplified and will follow common practices.

The Chinese legal system is not fully developed and has inherent uncertainties that could limit the legal protections available to investors.

The Chinese legal system is a system based on written statutes and their interpretation by the Supreme People's Court. Prior court decisions may be cited for reference but have limited legal precedents. Since 1979, the PRC government has been developing a comprehensive system of commercial laws, and considerable progress has been made in introducing laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. Two examples are the promulgation of the Contract Law of the PRC to unify the various economic contract laws into a single code, which went into effect on October 1, 1999, and the Securities Law of the People's Republic of China, which went into effect on July 1, 1999. However, because these laws and regulations are relatively new, and because of the limited volume of published cases and their non-binding nature, interpretation and enforcement of these laws and regulations involve uncertainties. In addition, as the Chinese legal system develops, changes in such laws and regulations, their interpretation or their enforcement may have a material adverse effect on our business operations.

Enforcement of regulations in China may be inconsistent.

Although the Chinese government introduced new laws and regulations to modernize its securities and tax systems on January 1, 1994, China does not yet possess an expansive body of business law. As a result, the enforcement, interpretation and implementation of regulations may prove to be inconsistent and it may be difficult to enforce contracts.

We may experience lengthy delays in resolution of legal disputes.

As China has not developed a dispute resolution mechanism similar to the Western court system, dispute resolution over Chinese projects and joint ventures can be difficult and there is no assurance that any dispute involving our business in China can be resolved expeditiously and satisfactorily.

We may experience an impact of the United States Foreign Corrupt Practices Act on our business.

We are subject to the United States Foreign Corrupt Practices Act, which generally prohibits Unites States companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. Foreign companies, including some that may compete with us, are not subject to these prohibitions. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices occur from time-to-time in mainland China. We have attempted to implement safeguards to prevent and discourage such practices by our employees and agents. We cannot assure you, however, that our employees or other agents will not engage in such conduct for which we might be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations.

Impact of governmental regulation on our operations.

We may be subjected to liability for product safety that could lead to a product recall. Our operations and properties are subject to regulation by various Chinese government entities and agencies. As a producer of food products, our operations are subject to production, packaging, quality, labeling and distribution standards. Our production and distribution facilities are also subject to various local environmental laws and workplace regulations.

We believe that our current legal and environmental compliance programs adequately address such concerns and that we are in compliance with applicable laws and regulations. However, compliance with, or any violation of, current and future laws or regulations could require material expenditures or otherwise adversely affect our business and financial results.

We may be liable if the consumption of any of our products cause injury, illness or death. We may also be required to recall certain of our products that become contaminated or are damaged. We are not aware of any material product liability judgment against us. However, a product liability judgment or a product recall could have a material adverse effect on our business or financial results.

It may be difficult to serve us with legal process or enforce judgments against our management or us.

All of our assets are located in China. In addition, all of our directors and officers are non-residents of the United States, and all, or substantial portions of the assets of such non-residents, are located outside the United States. As a result, it may not be possible to effect service of process within the United States upon such persons. Moreover, there is doubt as to whether the courts of China would enforce:

- Judgments of United States courts against us, our directors or our officers based on the civil liability provisions of the securities laws of the United States or any state; or
- Original actions brought in China relating to liabilities against non-residents or us based upon the securities laws of the United States or any state.

The Chinese government could change its policies toward private enterprise or even nationalize or expropriate it, which could result in the total loss of your investment.

Our business is subject to significant political and economic uncertainties and may be adversely affected by political, economic and social developments in China. Over the past several years, the Chinese government has pursued economic reform policies including the encouragement of private economic activity and greater economic decentralization. The Chinese government may not continue to pursue these policies or may significantly alter them to our detriment from time to time with little, if any, prior notice. Changes in policies, laws and regulations or in their interpretation or the imposition of confiscatory taxation, restrictions on currency conversion, restrictions or prohibitions on dividend payments to shareholders, devaluations of currency or the nationalization or other expropriation of private enterprises could have a material adverse effect on our business. Nationalization or expropriation could even result in the total loss of our investment in China and in the total loss of your investment.

If relations between the United States and China worsen, our stock price may decrease and we may have difficulty accessing U.S. capital markets.

At various times during recent years, the United States and China have had significant disagreements over political and economic issues. Controversies may arise in the future between these two countries. Any political or trade controversies between the United States and China, whether or not directly related to our business, could adversely affect the market price of our Class A Common Stock and our ability to access U.S. capital markets.

The Chinese economic, political and social conditions as well as government policies could affect our business.

All of our business, assets and operations are located in China. The economy of China differs from the economies of most developed countries in many respects, including:

- government involvement;
- level of development;
- growth rate;
- control of foreign exchange; and
- allocation of resources.

The economy of China has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the Chinese government. In addition, the Chinese government continues to play a significant role in regulating industry by imposing industrial policies. It also exercises significant control over China's economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

The economy of China has experienced significant growth in the past 20 years, but growth has been uneven both geographically and among various sectors of the economy. The Chinese government has implemented various measures from time to time to control the rate of economic growth. Some of these measures benefit the overall economy of China, but may have a negative effect on us. For example, our operating results and financial condition may be adversely affected by:

- changes in the rate or method of taxation;
- imposition of additional restrictions on currency conversion and remittances abroad;
- reduction in tariff or quota protection and other import restrictions; and
- changes in the usage and costs of state-controlled transportation services.

Fluctuations in the value of the Chinese Renminbi relative to foreign currencies could affect our operating results.

Substantially all our revenues and expenses are denominated in the Chinese Renminbi. However, we use the United States dollar for financial reporting purposes. The value of Chinese Renminbi against the United States dollar and other currencies may fluctuate and is affected by, among other things, changes in China's political and economic conditions. The Chinese government values the exchange rate of the Chinese Renminbi against a number of currencies, rather than just exclusively to the United States dollar. Although the Chinese government has stated its intention to support the value of the Chinese Renminbi, we cannot assure you that the government will not revalue it. As our operations are primarily in China, any significant revaluation of the Chinese Renminbi may materially and adversely affect our cash flows, revenues and financial condition. For example, to the extent that we need to convert United States dollars into Chinese Renminbi for our operations, appreciation of this currency against the United States dollar could have a material adverse effect on our business, financial condition and results of operation. Conversely, if we decide to convert our Chinese Renminbi into United States dollars for other business purposes and the United States dollar appreciates against this currency, the United States dollar equivalent of the Chinese Renminbi would be reduced. To date, we have not engaged in any hedging transactions in connection with our operations.

The legal authorities in China are in the process of evaluating existing tax and fee benefits provided to foreign investors and companies; these benefits may be reduced or eliminated, which may cause expenses to rise impacting margins and net income.

The legal authorities are evaluating tax and fee benefits that have been available to foreign investors and companies operating in China and tax holidays for new enterprises. It is anticipated, in the near term, there are going to be changes that substantially reduce or eliminate many, if not all, of the tax and other governmental fee advantages that have been available to foreign entities and newly created entities whether or not such new entities are foreign. The goal is to institute greater equalization of tax and government fee treatment of all corporate and similar entities in China. China is being encouraged to create this more equal treatment because of its WTO obligations and public opinion within China. There may be phase-ins of various taxes and fees for entities that currently benefit from either no or lower tax rates and fees compared to wholly Chinese companies and entities, but there can be no assurance of this. Even if there are phase-in periods, the length of such periods is not known. Overall, it is expected that the cost of operating in China will increase for those companies and entities that have had various tax and fee advantages in the past.

The discontinuation of the preferential tax treatment currently available to our Chinese subsidiaries might adversely affect our results of operations.

Our Chinese operating subsidiaries are subject to the People's Republic of China Enterprise Income Tax Law Concerning Foreign-Invested Enterprises and Foreign Enterprises. Under this law and its related regulations, our Chinese subsidiaries as foreign-invested enterprises, are generally subject to enterprise income tax at a statutory rate of 33% (30% national income tax plus 3% local income tax) through 2007, and 25% from January 1, 2008 under the new tax law described below. However, as manufacturing foreign invested enterprises, our Chinese subsidiaries enjoyed "two-year exemption, three-year 50% reduction" preferential tax treatment from their first profitable year. However, under the new tax law, a new manufacturing foreign-invested enterprise established after March 16, 2007 will not be entitled to such preferential tax treatment anymore.

On March 16, 2007, the National People's Congress of the People's Republic of China passed the People's Republic of China Enterprise Income Tax Law, which was effect as of January 1, 2008. In accordance with the new law, a unified enterprise income tax rate of 25% and unified tax deduction standards will be applied equally to both domestic-invested enterprises and foreign-invested enterprises. Enterprises established prior to March 16, 2007 eligible for preferential tax treatment in accordance with the currently prevailing tax laws and administrative regulations shall, under the regulations of the State Council, gradually be subject to the new tax rate over a five-year transition period starting from the effectiveness date of the new law. We expect details of the transitional arrangement for the five-year period from January 1, 2008 to December 31, 2012 applicable to enterprises approved for establishment prior to March 16, 2007, to be set out in more detailed implementing rules to be adopted in the future.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

Not applicable.

ITEM 2. PROPERTIES.

Our corporate office is located in Shenzhen. Our eight manufacturing plants, at five locations in Shandong, Beijing and Chengdu, consist of 30 noodle production lines and flour milling lines, located in Yantai, Penglai, Longkou and Beijing. Manufacturing operations are vertically integrated, with the flour production utilized in the noodle manufacturing process. All of our manufacturing facilities have been awarded ISO9002 quality certification. All of our properties are suitable and adequate for the purposes for which they are used in our business.

Facility	Address	Owned/Rented	Size (Sq meters)
Yantai Flour Mill, Yantai Noodle Factory & Soybean Plants	No. 10 Huancheng Road (N), Longkou, Shandong	Owned	25,345
Sanhe Noodle Factory	1 Yanjiao Jing Ha Road (N), Beijing	Owned	26,274
Penglai Flour Mill	Xiao Men Town, Penglai, Shandong	Rented	33,330
Longyuan Plant	Huancheng Beihuan Road, Longkou, Shandong	Owned	35,000
Chengdu Plant	Chengdu Economic & Technical Development Zone, Chengdu, Sichuan	Owned	35,922

ITEM 3. LEGAL PROCEEDINGS.

We are not a party to any material pending legal proceedings.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

None.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

MARKET PRICES OF COMMON STOCK

Our Class A Common Stock is traded on the American Stock Exchange under the symbol NWD. The high and low sale prices of the Class A Common Stock as reported on AMEX for the periods indicated are set forth on the table below.

	PRICE RANGE OF COMMON STOCK	
	HIGH	LOW
Year Ended December 25, 2006:		
First Quarter	$ 2.66	$ 1.38
Second Quarter	$ 2.27	$ 1.23
Third Quarter	$ 1.75	$ 1.20
Fourth Quarter	$ 2.02	$ 1.22
Year Ended December 25, 2007:		
First Quarter	$ 1.83	$ 1.52
Second Quarter	$ 1.49	$ 1.19
Third Quarter	$ 1.20	$ 0.94
Fourth Quarter	$ 1.59	$ 0.90

SHAREHOLDERS

As of March 9, 2008, there were 56,071,947 shares of our Class A Common Stock outstanding and we had approximately 5,000 shareholders of record. American Stock Transfer & Trust Company is the registrar and transfer agent for our Class A Common Stock.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our Class A Common Stock and we do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and the expansion of our business. Any future determination to pay cash dividends will be at the discretion of the board of directors and will be based upon our financial condition, operating results, capital requirements, plans for expansion, restrictions imposed by any financing arrangements and any other factors that the board of directors deems relevant.

RECENT SALES OF UNREGISTERED SECURITIES

There were no sales of unregistered sales of equity securities during the fiscal year ended December 25, 2007.

ISSUER PURCHASES OF EQUITY SECURITIES

None

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth aggregate information regarding the Company's equity compensation plans, including individual compensation arrangements, in effect as of December 25, 2007.

	Number of securities to be issued upon exercise of outstanding options, warrants, and rights	Weighted - average exercise price of outstanding options, warrants, and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	8,000,000(1)	$1.765	--
Equity compensation plans not approved by security holders	--	--	--
Total	8,000,000	$1.765	--

(1) Represents options to purchase 8,000,000 shares of our common stock issued to Peter Mak pursuant to individual compensation arrangements.

ITEM 6. SELECTED FINANCIAL DATA

The following selected consolidated financial data of the Company is presented as of and for the years ended December 25, 2007, 2006 and 2005. The selected financial data should be read in conjunction with the Company's audited consolidated financial statements and the notes thereto, and Management's Discussion and Analysis of Financial Condition and Results of Operation.

	YEARS ENDED DECEMBER 25,		
	2007	2006	2005
	(in thousand, except per share data)		
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:			
Net revenues	$ 55,738	$ 53,439	$ 44,180
Operating expenses:			
Selling and distribution	(1,279)	(1,045)	(721)
General and administrative (including stock-based compensation of $8,140 for 2006)	(2,606)	(10,908)	(2,358)
Income (loss) from operations	6,426	(1,918)	4,950
Gain (loss) on fair value adjustments to embedded derivatives	8,412	(1,434)	(4,064)
Income/(loss) before tax and minority interests	16,083	(813)	3,240
Net income/(loss)	14,115	(2,604)	1,747
Income (loss) available to common stockholders	11,900	(5,361)	1,106
Earnings per common share			
Basic	0.22	(0.10)	0.02
Diluted	0.21	(0.10)	0.02
Weighted average common shares outstanding:			
Basic	54,109	51,485	46,051
Diluted	55,519	51,485	46,949
CONSOLIDATED BALANCE SHEET DATA:			
Cash and cash equivalents	$ 3,646	$ 10,276	$ 14,332
Total assets	81,420	69,508	57,421
Total stockholders' equity	62,322	44,012	33,999

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

This report includes forward-looking statements. Generally, the words "believes," "anticipates," "may," "will," "should," "expect," "intend," "estimate," "continue," and similar expressions or the negative thereof or comparable terminology are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties, including the matters set forth in this report or other reports or documents we file with the Securities and Exchange Commission from time to time, which could cause actual results or outcomes to differ materially from those projected. Undue reliance should not be placed on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to update these forward-looking statements.

To supplement our consolidated financial statements presented in accordance with GAAP, we discuss our results in terms of financial measures that may be deemed to be "non-GAAP financial measures" under the rules and regulations of the Securities and Exchange Commission. Our management believes that these measures provide meaningful information regarding the Company's performance and liquidity by excluding certain expenses that may not be indicative of its core operating results and facilitate comparisons to its historical operations and competitors' operating results. To the extent such measures are not readily reconcilable to the comparable GAAP financial measures contained in its consolidated financial statements, we provide detailed reconciliations that permit investors to determine how such non-GAAP financial measures have been derived.

The following discussion and analysis should be read in conjunction with "Item 6. Selected Financial Data" and our consolidated financial statements and the related notes thereto and other financial information contained elsewhere in this Form 10-K.

OVERVIEW

Headquartered in Shandong Province, PRC, New Dragon Asia Corp. is engaged in the milling, sale and distribution of flour and related products, including instant noodles and soybean-derived products, to retail and wholesale customers throughout China. With a well-known brand name called LONG FENG, we market our well-established product line through a countrywide network of more than 200 key distributors and 16 regional offices in 27 Chinese provinces. We have eight manufacturing plants in the PRC with an aggregate production capacity of approximately 110,000 tons of flour and approximately 1.1 billion packets of instant noodles and 4,500 tons of soybean powder.

OPERATION PLAN

Our current strategies are:

- to acquire additional plants to enlarge our capacity, and
- to build strategic alliances with multinational food groups to enhance product range and capitalize on our China distribution network.

Plans for expansion of the existing plants are expected to be funded through current working capital from ongoing sales. A significant acquisition will require additional funds in the form of debt or equity, or a combination of both. However, there can be no assurance these funds will be available.

ESTABLISHMENT AND ACQUISITIONS

Longyuan Packaging Plant

On January 10, 2006, the Company established New Dragon Asia (Long Kou) Packing Materials Company Limited, a wholly-owned subsidiary in Longkou, Shandong Province. NDAPM is principally engaged in the manufacturing and sale of packing materials, with a registered capital of $3,600,000. During the year ended December 25, 2007, the Company has spent approximately $1.09 million on the construction at the new plant and has committed further capital expenditure of $1.23 million for the completion of the plant, which is scheduled to complete in 2009.

YEAR ENDED DECEMBER 25, 2007 COMPARED TO YEAR ENDED DECEMBER 25, 2006

Selected Information from the Consolidated Statements of Operations (in thousands)

	For the years ended December 25, 2007	2006
Net revenue	$ 55,738	$ 53,439
Cost of goods sold	(45,427)	(43,404)
Selling and distribution expenses	(1,279)	(1,045)
General and administrative expenses (including stock-based compensation of $8,140 for 2006)	(2,606)	(10,908)
Gain (loss) on fair value adjustments to embedded derivatives	8,412	(1,434)
VAT refund	952	2,328
Net income/(loss)	14,115	(2,604)
EBITDA *	9,340	10,173
EBITDA margin on revenue	17%	19%

* The Company uses EBITDA as an operating performance measure. EBITDA is defined as net earnings (loss) before interest, income taxes, depreciation and amortization expense and in our case (Loss) gain on fair value adjustments to embedded derivatives. EBITDA is not a measure of operating performance under U.S. generally accepted accounting principles ("GAAP") and should not be considered as an alternative or substitute for GAAP profitability measures such as operating earnings (loss) and net earnings (loss). EBITDA as an operating performance measure has material limitations since it excludes, among other things, the statement of operations impact of depreciation and amortization expense, interest expense, the provision (benefit) for income taxes and (loss) gain on fair value adjustments to embedded derivatives and therefore does not necessarily represent an accurate measure of profitability, particularly in situations where a company is highly leveraged

or has a disadvantageous tax structure. The Company uses a significant amount of capital assets and depreciation and amortization expense is a necessary element of the Company's costs and ability to generate revenue and therefore its exclusion from EBITDA is a material limitation. The Company generally incurs significant income taxes each year and the provision (benefit) for income taxes is a necessary element of the Company's costs and therefore its exclusion from EBITDA is a material limitation. As a result, EBITDA should be evaluated in conjunction with net earnings (loss) for a more complete analysis of the Company's profitability, as net earnings (loss) includes the financial statement impact of these items and is the most directly comparable GAAP operating performance measure to EBITDA. As EBITDA is not defined by GAAP, the Company's definition of EBITDA may differ from and therefore may not be comparable to similarly titled measures used by other companies, thereby limiting its usefulness as a comparative measure. Because of the limitations that EBITDA has as an analytical tool, investors should not consider it in isolation, or as a substitute for analysis of the Company's operating results as reported under GAAP.

Net Revenue

Net revenue for the year ended December 25, 2007 was $55.74 million, an increase of $2.3 million, or 4.30%, as compared to $53.44 million for the prior year.

The increase was due to the growth in market demand principally for soybean products, which increased from $7.38 million in 2006 to $9.57 million in 2007. The selling prices for all our products remained stable.

Cost of goods sold

For the year ended December 25, 2007, cost of goods sold was $45.43 million, an increase of $2.03 million, or 4.70%, as compared to $43.40 million for 2006. The increase was primarily due to the growth of our soybean products business and the slight increase of raw material cost.

For the year ended December 25, 2007, as a percentage of revenue, cost of goods sold increased slightly to 81.50% as compared to 81.22% for that of the prior year. For the year ended December 25, 2007, gross margin decreased slightly to 18.50% as compared to 18.78% for the prior year.

Selling and distribution expenses

Selling and distribution expenses consist primarily of salaries, commissions and associated employee benefits, travel expenses of sales and marketing personnel and promotional expenses.

For the year ended December 25, 2007, selling and distribution expenses increased 21.90% to $1.28 million from $1.05 million in 2006. The increase was primarily due to the expansion of marketing activities and the higher levels of travel expense and related headcount increases.

General and administrative expenses

For the year ended December 25, 2007, general and administrative expenses decreased $8.30 million to $2.61 million from $10.91 million of 2005. The decrease was primarily due to the fact that stock-based compensation expense of $8.1 million in 2006 was zero in 2007. Our general and administrative expenses expense returned to normal level without the stock compensation expense.

Gain/(loss) on Fair Value Adjustments to Embedded Derivatives

The Company issued Series A Redeemable Convertible Preferred Stock in July 2005, together with 3,157,895 warrants to purchase Class A Common Stock resulting in aggregate proceeds of $6 million. The Company also issued Series B Redeemable Convertible Preferred Stock in December 2005, together with 2,968,750 warrants to purchase Class A Common Stock resulting in aggregate proceeds of $9.5 million. The fair value of each instrument was recorded as a derivative liability on our balance sheet. The corresponding gain or loss, which was non-cash in nature, from changes in the fair values of these instruments was recorded in our statement of income. For the year ended December 25, 2007, the gain in this regard was $8.41 million. For the corresponding period of 2006, the loss in this regard was $1.43 million. The determination of the change in the value of the derivatives requires the use of a complex valuation model and can fluctuate significantly between periods based on changes in the price of our shares and the time remaining in the life of the underlying financial instruments. Increase in our stock's market value increases the value of the derivative creating losses in our income statements and decrease in the stock's market value reduces the value of the derivatives creating gains in our income statements.

VAT refund

VAT refund decreased $1.38 million to $0.95 million for the year ended December 25, 2007 as compared to $2.33 million for the year ended December 25, 2006. This primarily represents less tax refund from the municipal government during the current year.

Net income/(loss)

For the year ended December 25, 2007, net income was $14.12 million, or $0.22 per share, an increase of $16.72 million, or 643.08% as compared to net loss of $2.60 million for 2006. As a percentage of revenue, net income was 25.33% for the year ended December 25, 2007 as compared to the net loss of 4.87% for that of the prior year. The increase was primarily due to the fact that stock-based compensation decreased by $8.1 million for 2007 and the gain on fair value adjustments to embedded derivatives was $9.85 million higher than the loss of $1.43 million in 2006 offset by the other factor above.

EBITDA

EBITDA decreased $0.83 million, or 8.16%, to $9.34 million for the year ended December 25, 2007 as compared to $10.17 million for the year ended December 25, 2006. Such decrease was primarily due to a lower VAT refund received from the municipal government of China.

For the year ended December 25, 2007, as a percentage of revenue, EBITDA margin slightly decreased to 17% as compared to 19% of the year ended December 25, 2006.

YEAR ENDED DECEMBER 25, 2006 COMPARED TO YEAR ENDED DECEMBER 25, 2005

Selected Information from the Consolidated Statements of Operations (in thousands)

	For the years ended December 25,	
	2006	2005
Net revenue	$ 53,439	$ 44,180
Cost of goods sold	(43,404)	(36,151)
Selling and distribution expenses	(1,045)	(721)
General and administrative expenses (including stock-based compensation of $8,140 for 2006)	(10,908)	(2,358)
Gain (loss) on fair value adjustments to embedded derivatives	(1,434)	(4,064)
VAT refund	2,328	2,158
Net income/(loss)	(2,604)	1,747
EBITDA	10,173	8,659
EBITDA margin on revenue	19%	20%

Net Revenue

Net revenue for the year ended December 25, 2006 was $53.44 million, an increase of $9.26 million, or 20.96%, as compared to $44.18 million for the prior year.

Approximately 20% of the increase was due to the growth in market demand for flour and instant noodles, and the remaining 80% of the increase derived from the addition of the soybean products business. The selling prices for all our products remained stable.

Cost of goods sold

For the year ended December 25, 2006, cost of goods sold was $43.40 million, an increase of $7.25 million, or 20.06%, as compared to $36.15 million for 2005. The increase was primarily due to the growth of business.

For the year ended December 25, 2006, as a percentage of revenue, cost of goods sold decreased slightly to 81.22% as compared to 81.83% for that of the prior year. For the year ended December 25, 2006, gross margin increased slightly to 19% as compared to 18% for the prior year.

Selling and distribution expenses

Selling and distribution expenses consist primarily of salaries, commissions and associated employee benefits, travel expenses of sales and marketing personnel and promotional expenses.

For the year ended December 25, 2006, selling and distribution expenses increased 45.83% to $1.05 million from $0.72 million in 2005. The increase was primarily due to the expansion of marketing activities and higher amounts of travel expenses and related headcount increases.

General and administrative expenses

For the year ended December 25, 2006, general and administrative expenses increased $8.55 million to $10.91 million from $2.36 million of 2005. The increase was primarily due to the stock-based compensation cost, which amounted to $8.14 million and is non-cash in nature and non-recurring. The charge for stock-based compensation was related to the granting of options to purchase up to 2,000,000 shares of Class A Common Stock on January 20, 2006 and 6,000,000 shares of Class A Common Stock on December 13, 2006.

Loss on Fair Value Adjustments to Embedded Derivatives

The Company issued Series A Redeemable Convertible Preferred Stock in July 2005, together with 3,157,895 warrants to purchase Class A Common Stock resulting in aggregate proceeds of $6 million. The Company also issued Series B Redeemable Convertible Preferred Stock in December 2005, together with 2,968,750 warrants to purchase Class A Common Stock resulting in aggregate proceeds of $9.5 million. The fair value of each instrument was recorded as a derivative liability on our balance sheet. The corresponding gain or loss, which was non-cash in nature, from changes in the fair values of these instruments was recorded in our statement of income. For the year ended December 25, 2006, the loss in this regard was $1.43 million. For the corresponding period of 2005, the loss in this regard was $4.06 million.

VAT refund

VAT refund increased $0.17 million to $2.33 million for the year ended December 25, 2006 as compared to $2.16 million for the year ended December 25, 2005. This primarily represents the tax refund from the municipal government to encourage foreign investment.

Net income/(loss)

For the year ended December 25, 2006, net loss was $2.60 million, or $0.10 per share, a decrease of $4.35 million, or 249.06% as compared to net income of $1.75 million for 2005. The decrease was primarily due to the stock-based compensation cost and the loss on fair value adjustments to embedded derivatives.

For the year ended December 25, 2006, as a percentage of revenue, net loss was 4.87% as compared to the net income of 3.95% for that of the prior year. The decrease was primarily due to the stock-based compensation cost and the loss on fair value adjustments to embedded derivatives.

EBITDA

EBITDA increased $1,514,000, or 17,48%, to $10,173,000 for the year ended December 25, 2006 as compared to $8,659,000 for the year ended December 25, 2005. Such increase was consistent with our business growth.

For the year ended December 25, 2006, as a percentage of revenue, EBITDA margin slightly decreased to 19% as compared to 20% of the year ended December 25, 2005.

Fourth Quarter Adjustments

In the fourth quarter of fiscal 2006, the Company recorded two significant accounting adjustments that related to previously issued 2006 interim periods. The adjustments of approximately $264 resulted in decrease to pretax income and related principally to revenue recognition errors and the correction of amortization of land use rights. The full amount of this charge to income was recorded in the fourth quarter of fiscal 2006, rather than charging the prior quarters in the fiscal year. Management evaluated the quantitative and qualitative impact of these interim period errors and concluded that the effect was not material. As a result, previously issued 2006 quarterly financial information has not been restated.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

On July 11, 2005, we issued 6,000 shares of Series A 7% Convertible Preferred Stock ("Series A Preferred Stock"), convertible into an aggregate of 6,315,789 shares of Class A Common Stock at a conversion price of $0.95 per share, raising $6.0 million in gross proceeds.

On December 22, 2005, we issued 9,500 shares of Series B 7% Convertible Preferred Stock ("Series B Preferred Stock"), convertible into an aggregate of 5,937,500 shares of Class A Common Stock at a conversion price of $1.60 per share, raising $9.5 million in gross proceeds.

The key terms of the Series A Preferred Stock and Series B Preferred Stock are as follows:

	Series A Preferred Stock	Series B Preferred Stock
Preferred Dividend	7% per annum, payable quarterly in arrears in cash or, at the Company's option subject to satisfaction of certain conditions, shares of Class A Common Stock valued at 95% of the volume-weighted current market price.	7% per annum, payable quarterly in arrears in cash or, at the Company's option subject to satisfaction of certain conditions, shares of Class A Common Stock valued at 95% of the volume-weighted current market price.
Redemption	July 11, 2010	December 22, 2010
	Beginning on the 24th month following closing and each month thereafter, the Company shall redeem 1/37th of the face value of the Preferred Stock in either cash or Class A Common Stock valued at 90% of the volume-weighted current market price.	Beginning at the end of the 24th month following closing and on each third monthly anniversary of that date (quarterly) thereafter, the Company shall redeem 1/13th of the face value of the Preferred Stock in either cash or Class A Common Stock valued at 90% of the volume-weighted current market price.
Mandatory Conversion	The Company may at any time force the conversion of the Preferred Stock if the volume-weighted current market price of the Class A Common Stock exceeds 300% of the then applicable conversion price.	The Company may at any time force the conversion of the Preferred Stock if the volume-weighted current market price of the Class A Common Stock exceeds 200% of its price at issuance of the Preferred Stock.
Registration	The Company shall file to register the underlying Class A common shares within 30 days of the closing date and make its best efforts to have the Registration declared effective at the earliest date. In the event such Registration is not continuously effective during the period such shares are subject to transfer restrictions under the U.S. federal securities laws, then (subject to certain exceptions) the holders are entitled to receive liquidated damages equal to 2.0% of the purchase price of the Preferred Stock per month.	The Company shall file to register the underlying Class A common shares with 30 days of the closing date and make its best efforts to have the Registration declared effective at the earliest date. In the event such Registration is not continuously effective during the period such shares are subject to transfer restrictions under the U.S. federal securities laws, then (subject to certain exceptions) the holders are entitled to receive liquidated damages equal to 2.0% of the purchase price of the Preferred Stock per month.
Anti-dilution	In the event the Company issues, at any time while Preferred Stock are still outstanding, Common Stock or any type of securities giving rights to Common Stock at a price below the Issue Price, the Company agrees to extend full-ratchet anti-dilution protection to the investors.	In the event the Company issues, at any time while Preferred Stock are still outstanding, Common Stock or any type of securities giving rights to Common Stock at a price below the Issue Price, the Company agrees to extend full-ratchet anti-dilution protection to the investors.

As of December 25, 2007, the Company had long-term debt obligations that resulted from the mandatorily redeemable convertible preferred stock and the pre-determined annual fee charged by joint venture partners through February 2009 and other commitments and long-term liabilities through August 2049 as follows:

	Payment Obligations By Period						
	2008	2009	2010	2011	2012	Thereafter	Total
				(In thousands)			
Redeemable convertible preferred stock	$ 3,590	$ 3,070	$ 2,774	$ --	$ --	$ --	$ 9,434
Pre-determined annual fee charged by joint venture partners	118	118	118	118	118	3,886	4,476
Total	$ 3,708	$ 3,188	$ 2,892	$ 118	$ 118	$ 3,886	$ 13,910

Reconciliation of the outstanding payment obligations of redeemable convertible preferred stock:

	(In thousands)
Aggregated balance as of the issue date	$ 15,500
Partial redemption of Series A Preferred Stock in 2005	(1,900)
Partial redemption of Series A and B Preferred Stock in 2006	(3,438)
Partial redemption of Series A Preferred Stock in 2007	(728)
	$ 9,434

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

The Company's primary liquidity needs are for the purchase of inventories and funding accounts receivable and capital expenditures. Historically, the Company has financed its working capital requirements through a combination of internally generated cash and advances from related companies.

The Company's working capital increased $18.65 million to $36.21 million at December 25, 2007 as compared to $17.56 million at December 25, 2006. The increase was primarily due to (i) the increased inventory and (ii) the change in the fair value of derivative instruments.

Cash and cash equivalents were $3.65 million as of December 25, 2007, a decrease of $6.63 million as compared to the balance at December 25, 2006 of $10.28 million. Net cash used by operating activities for the year ended December 25, 2007 was $8.94 million, as compared to $2.49 million net cash provided for the year ended December 25, 2006. The decrease was primarily due to (i) additional deposits and prepayments of $5,597,000 paid to suppliers for wheat and soybean in order to secure additional supplies and (ii) increase in inventories of $10,452,000 in anticipation of price increases. Net cash used by investing activities for the year ended December 25, 2007 was $1.35 million, as compared to $ 9.36 million for the year ended December 25, 2006. The decrease was primarily due to the fact that no new business establishment and acquisition was incurred in 2007. Net cash provided by financing activities of $1.21 million for the year ended December 25, 2006, as compared to $0.90 million for the year ended December 25, 2006 was primarily the net balance due to the parent company. The Company believes that it has enough cash available and expects to have enough income from operations to operate for the next 12 months.

Off-balance sheet arrangements

We have never entered into any off-balance sheet financing arrangements and have not formed any special purpose entities. We have not guaranteed any debt or commitments of other entities or entered into any options on non-financial assets.

INFLATION AND CHANGING PRICES

The Company does not foresee any adverse effects on its earnings as a result of inflation or changing prices.

CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimates are made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur, could materially impact the consolidated financial statements. We believe the following critical accounting policies reflect the more significant estimates and assumptions used in the preparation of the consolidated financial statements.

Revenue recognition

Our revenues are generated from sales of flour and instant noodle. All of our revenue transactions contain standard business terms and conditions. We determine the appropriate accounting for these transactions after considering (1) whether a contract exists; (2) when to recognize revenue on the deliverables; and (3) whether all elements of the contract have been fulfilled and delivered. In addition, our revenue recognition policy requires an assessment as to whether collection is reasonably assured, which inherently requires us to evaluate the creditworthiness of our customers. Changes in judgments on these assumptions and estimates could materially impact the timing or amount of revenue recognition.

Accounting for Derivative Instruments

Statement of Financial Accounting Standard ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, requires all derivatives to be recorded on the Company's balance sheet at fair value. These derivatives, including embedded derivatives in the Company's Series A and B Redeemable Convertible Preferred Stock are separately valued and accounted for on the Company's balance sheet.

The pricing models the Company uses for determining fair values of its derivatives are a combination of the Black Scholes and Binomial Pricing Models. Valuations derived from this model are subject to ongoing internal and external review. The model uses market-sourced inputs such as interest rates and option volatilities. Selection of these inputs involves management's judgment and may impact net income (loss). The Company has obtained a valuation report from a valuation firm to support its estimates.

In September 2000, the Emerging Issues Task Force ("EITF") issued EITF 00-19, "Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in, a Company's Own Stock," ("EITF 00-19") which requires freestanding contracts that are settled in a company's own stock, including common stock warrants, to be designated as an equity instrument, asset or a liability. Under the provisions of EITF 00-19, a contract designated as an asset or a liability must be carried at fair value on a company's balance sheet, with any changes in fair value recorded in the company's results of operations. A contract designated as an equity instrument must be included within equity, and no fair value adjustments are required.

The Company has determined that the conversion features of its redeemable convertible preferred stock and warrants to purchase common stock are derivatives that the Company is required to account for as if they were free-standing instruments under GAAP. The Company has also determined that it is required to designate these derivatives as liabilities in its financial statements. As a result, the Company reports the value of these embedded derivatives as current liabilities on its balance sheet and reports changes in the value of these derivatives as non-operating gains or losses on its statement of operations. The value of the derivatives is required to be recalculated (and resulting non-operating gains or losses reflected in the statement of operations and resulting adjustments to the associated liability amounts reflected on the balance sheet) on a quarterly basis, and is based on the market value of the Company's common stock. Due to the nature of the required calculations and the large number of shares of the Company's common stock involved in such calculations, changes in the Company's common stock price may result in significant changes in the value of the derivatives and resulting gains and losses on the Company's statement of operations.

The consolidated financial statements also reflect additional non-operating gains and losses related to the classification of and accounting for: (1) the conversion features of the Series A and B Preferred Stock and associated warrants, (2) the amortization associated with the discount recorded with respect to the Series A and B Preferred Stock as a preferred stock dividend, and (3) the conversion features associated with the preferred stock issued by the Company and associated warrants.

Stock-Based Compensation

On December 16, 2004, the FASB issued SFAS No. 123R, "Share-Based Payment," which replaces SFAS No. 123, "Accounting for Stock-Based Compensation" and supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on the grant date fair value of the award. Under SFAS No. 123R, we must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. The transition methods include prospective and retroactive adoption options. Under the retroactive options, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The prospective method requires that compensation expense be recorded for all unvested stock options and restricted stock at the beginning of the first quarter of adoption of SFAS No. 123R, while the retroactive methods would record compensation expense for all unvested stock options and restricted stock beginning with the first period restated. We have adopted the requirements of SFAS No. 123R for the fiscal year beginning on December 26, 2005, and recorded the compensation expense for all unvested stock options.

Contractual joint ventures

A contractual joint venture is an entity established between the Company and another joint venture partner, with the rights and obligations of each party governed by a contract. Currently, the Company has established three contractual joint ventures with three Chinese partners in China, with percentage of ownership ranging from 79.64% to 90%. Pursuant to each Chinese joint venture agreement, each Chinese joint venture partner is entitled to receive a pre-determined annual fee and is not responsible for any profit or loss, regardless of the ownership in the contractual joint venture. In view of such contracted profit sharing arrangement, the three contractual joint ventures are regarded as 100% owned by the Company. Hence, the Company's consolidated financial statements include the financial statements of the contractual joint ventures.

Recent accounting pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, *Fair Value Measurements*, which defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We do not expect the adoption of SFAS No. 157 to have a material impact on our consolidated financial statements. The FASB may delay a portion of this standard.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities.* SFAS No. 159 permits companies to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We do not expect the adoption of SFAS No. 159 to have a material impact on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (R), *Business Combinations*, and SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements*. SFAS No. 141 (R) requires an acquirer to measure the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at their fair values on the acquisition date, with goodwill being the excess value over the net identifiable assets acquired. SFAS No. 160 clarifies that a noncontrolling interest in a subsidiary should be reported as equity in the consolidated financial statements. The calculation of earnings per share will continue to be based on income amounts attributable to the parent. SFAS No. 141 (R) and SFAS No. 160 are effective for financial statements issued for fiscal years beginning after December 15, 2008. Early adoption is prohibited. We have not yet determined the effect on our consolidated financial statements, if any, upon adoption of SFAS No. 141 (R) or SFAS No. 160. We are aware that our accounting for minority interest will change and we are considering those effects now but believe we will only be a reclassification of minority interest from mezzanine equity to our stockholder's equity section in the balance sheet, in any case we do not believe the implementation of SFAS 160 will be material to our financial position. SFAS 141 (R) will significantly affect the accounting for future business combinations and we will determine the accounting as new combinations are determined.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK.

We may be exposed to changes in financial market conditions in the normal course of business. We have not entered into any financial instruments for trading purposes. However, the estimated fair value of the derivatives embedded within our Series A and B Preferred Stock creates a fluctuation risk exposure resulting from changes in the price of our common stock. These embedded derivatives derive their value primarily based on the price and volatility of our common stock and the time to expiration of the derivatives related to the conversion features and the warrants. The determination of the change in the value of the derivatives requires the use of a complex valuation model and can fluctuate significantly between periods based on changes in the price of our shares and the time remaining in the life of the underlying financial instruments. Increase in our stock's market price increases the value of the derivative creating losses in our income statements and decreases in the stock's market price reduce the value of the derivatives creating gains in our income statements. Unless our share price significantly rises, the fair value of the derivatives will continue to reduce as shares of our preferred stock are converted. The current derivatives outstanding related to the preferred shares and expire by the end of 2010.

Currency Fluctuations and Foreign Currency Risk

The majority of our operations are conducted in the PRC except for some minor export business and limited overseas purchases of raw materials. Most of our sales and purchases are conducted within the PRC in Chinese Renminbi. Hence, the effect of the fluctuations of exchange rate is considered minimal to our business operations.. However, we use the United States dollar for financial reporting purposes. Conversion of Renminbi into foreign currencies is regulated by The People's Bank of China through a unified floating exchange rate system. Although the PRC government has stated its intention to support the value of Renminbi, there can be no assurance that such exchange rate will not again become volatile or that Renminbi will not devalue significantly against the US dollar. Exchange rate fluctuations may adversely affect the value, in US dollar terms, of the our net assets and income derived from its operations in the PRC.

Interest Rate Risk

The Company does not have significant interest rate risk, as our debt obligations are primarily short-term in nature, with fixed interest rates. Our embedded derivatives liabilities are revalued each accounting period and their fair value can be affected by interest rate fluctuations based on changes in the risk free interest rate (generally the interest rate on intermediate term obligations of the United States Government).

Credit Risk

We have not experienced significant credit risk as most of our customers are long-term customers with outstanding payment records. Our receivables are regularly monitored by our credit manager.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The following financial statements and the footnotes thereto are included in the section beginning on page F-1.

1. Report of Independent Registered Public Accounting Firm.
2. Consolidated Balance Sheets as of December 25, 2007 and 2006.
3. Consolidated Statements of Operations for each of the three years in the period ended December 25, 2007, 2006 and 2005.
4. Consolidated Statements of Stockholders' Equity and Comprehensive Income for each of the three years in the period ended December 25, 2007, 2006 and 2005.
5. Consolidated Statements of Cash Flows for each of the three years in the period ended December 25, 2007, 2006 and 2005.
6. Notes to Consolidated Financial Statements.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

There were no changes in or disagreements with accountants on accounting and financial disclosure.

ITEM 9A(T). CONTROLS AND PROCEDURES.

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934. Based on this evaluation, our principal executive officer and principal financial officer have concluded that during the period covered by this report, such disclosure controls and procedures were not effective to detect the inappropriate application of US GAAP. This was due to deficiencies that existed in the design or operation of our internal control over financial reporting that adversely affected our disclosure controls and that may be considered "material weaknesses." The Public Company Accounting Oversight Board has defined a material weakness as a "significant deficiency or combination of significant deficiencies that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected."

Management's Report on Internal Control over Financial Reporting

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management's report in this annual report.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In addition, in August 2004, we engaged a consulting firm to assist our management in evaluating and strengthening our internal control over financial reporting with the objective of full compliance with the Sarbanes-Oxley Act of 2002. Based on our evaluation, our principal executive officer and principal financial officer have concluded that during the period covered by this report, our internal controls over financial reporting were not effective. We have identified the following material weakness:

- Absence of written audit program of the Internal Audit Department and shortage of internal audit staff;
- Absence of Whistleblower Policy and Procedures; and
- Absence of related party transaction control system.

Remediation of Material Weaknesses

We have started to formulate a program, which we believe will finish at the end of 2008 and will remedy the material weaknesses described above. The program includes (i) a series of education sessions for our staff with the objective of helping them to understand the meaning and value of a whistleblower policy and procedures, and (ii) recruitment of a competent head internal auditor to develop an internal audit program.

We are reviewing and revising our internal accounting policies and procedures, increasing the training of our accounting personnel in the application of U.S. GAAP, and, as appropriate, expanding the resources allocated to our internal audit department, including hiring new personnel experienced in the financial reporting and the financial control function. We will continue these efforts until we are satisfied that all "material weaknesses" have been eliminated. We expect that resolution of all of these issues will take several months. Our principal executive officer will monitor the remediation process to ensure that we address all material weaknesses and that our internal controls system is strengthened.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can only provide reasonable assurances with respect to financial statement preparation and presentation. In addition, any evaluation of effectiveness for future periods is subject to the risk that controls may become inadequate because of changes in conditions in the future.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal controls over financial reporting that occurred during the year ended December 25, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

The following table sets forth certain information concerning each of our directors continuing in office and each of our current executive officers:

NAME	AGE	POSITION	DIRECTOR SINCE
Heng Jing Lu	56	Chairman	2003
Li Xia Wang	49	Director and Chief Executive Officer	2003
Ling Wang	43	Director and Vice President	2003
Zhi Yong Jiang	41	Independent Non-Executive Director	2003
De Lin Yang	53	Independent Non-Executive Director	2003
Qi Xue	55	Independent Non-Executive Director	2003
Feng Ju Chen	52	Independent Non-Executive Director	2004
Peter Mak	46	Chief Financial Officer	N/A

The business experience during at least the last five years of each of these individuals is as follows:

Mr. Heng Jing Lu, Chairman of the Company, graduated from The Shandong Institute of Economics in accounting and is a PRC qualified accountant. Before joining the Company on December 15, 2003, he had been working in the oil and grain industry for over 30 years. Prior to joining the Company, he was the director of the Oil and Grain Bureau of Longkou, Shandong PRC where he had worked since 1975. He has extensive experience in the management of agricultural and food related enterprises and strategic planning. He is primarily responsible for business development and overall company management.

Ms. Li Xia Wang, director and Chief Executive Officer of the Company, graduated from The Shandong Institute of Economics in accounting and is a PRC qualified accountant. She joined the Longkou Oil & Grain Group Company in 1980 where she has remained, her last position being Deputy General Manager. She has over 20 years of extensive experience in the field of finance and accounting. She became a director of the Company on December 15, 2003, and its Chief Executive Officer in 2004.

Ms. Ling Wang, director and Vice President of the Company, graduated from Shandong Television Broadcast University in economics management. She has been working with the subsidiary of the Company since 1981 and her main responsibilities are in operation control and internal audit.

Mr. Zhi Yong Jiang, independent non-executive director of the Company since December 15, 2003, currently serves on the audit committee, acting as Chairman. He graduated from Yantai Oil & Grain College with a degree in finance & accounting. He had been working with Longkou Jinsheng Electronics Co. Ltd since 2000 and prior to joining the Company, his last position was Vice President of Longkou Soybean Food Co., Ltd. He has been working in the accounting and financing field for more than 19 years in different industries. He has extensive experience in the field of finance and accounting.

Mr. De Lin Yang, independent non-executive director of the Company since December 15, 2003, is currently the chairman of the Yantai Hong Yuan CPA, a public accounting firm. Mr. Yang graduated from Shandong Gan Bu Distance Learning University with a bachelor degree in Accounting. He joined the Longkou City Ceramics Factory as an accountant in 1975 and was promoted to Chief Accountant in 1982. From 1989 to 1999, Mr. Yang served as the deputy chairman of the Longkou City

CPA. In 2000, Mr. Yang joined the Yantai Hong Yuan CPA as the deputy chairman and was promoted to the chairman of the firm in 2002.

Mr. Qi Xue, independent non-executive director of the Company since March 15, 2003, graduated in 1987 from The Official Institute of Beijing Chemical Industry Management with a diploma of higher education specializing in industrial accounting. He is an associate member of The Chinese Institute of Certified Public Accountants. Since 1999, he has been the Principal of the Longkou Huayu Certified Public Accountants Co. Ltd.

Ms. Feng Ju Chen, independent non-executive director of the Company, graduated from Yantai University in business management and is a member of The Chinese Institute of Certified Public Accountants. She has been the accounting manager of the Audit Bureau of Longkou City for more than 20 years. She has extensive experience in the field of accounting and joined the Company as a director on April 15, 2004.

Mr. Peter Mak, joined the Company as Chief Financial Officer in November 2004. He graduated from Hong Kong Polytechnic University. He is a fellow of the Chartered Association of Certified Accountants in the U.K. and a fellow of the Hong Kong Institute of Certified Public Accountants. He was the founder and managing director of Venfund Investment in Hong Kong and Venfund Investment Management Ltd. in Shenzhen. Previously, he was the managing partner of Arthur Andersen Southern China and also a partner of Arthur Andersen Worldwide.

There are no family relationships between the directors and executive officers.

Code of Ethics

Our Board of Directors has adopted a Code of Conduct and Ethics (the "Code") that applies to all of our employees, officers and directors. The Code covers compliance with law, fair and honest dealings with the Company, with competitors and with others, fair and honest disclosure to the public, and procedures for compliance with the Code. You can obtain a copy of the Code by sending a written request to the attention of Mr. Peter Mak, Suite 2808, International Chamber of Commerce Tower, Fuhua Three Road, Shenzhen, PRC.

Board Committees and Designated Directors

The Board of Directors has a Compensation Committee, a Nominating Committee and an Audit Committee.

Compensation Committee. The Compensation Committee makes recommendations to the Board of Directors concerning salaries and incentive compensation for our officers, including our Chief Executive Officer, and employees and administers our stock option plans. Our Compensation Committee consists of Qi Xue, Feng Ju Chen and Zhi Yong Jiang. Compensation decisions during the fiscal year ended December 25, 2007 were made by all of the directors of the Committee. Each of the members of the Committee is independent and none have served as an officer or employee of the Company.

Nominating Committee. Under the rules of the American Stock Exchange (on which our Class A Common Stock is listed for trading), nominees for our Board must be selected either by a nominating committee consisting entirely of independent directors or by a majority of the independent directors, acting pursuant to a standing resolution governing the nominating process. Given the size of our company and the significant committee responsibilities that many directors already have, we have chosen to assign this function to the independent directors rather than to a nominating committee. Consequently, our three independent directors, Qi Xue, Feng Ju Chen and Zhi Yong Jiang, are responsible for nominations. They act pursuant to a standing resolution. To date, the independent directors have not engaged any third parties to assist them in identifying candidates for the Board.

Among the tasks that our independent directors may undertake in this capacity are these:

- Identifying and selecting those persons who will be nominees for director.
- Considering factors relevant to the selection of nominees, including requirements of law, stock exchange listing standards, matters of character, judgment, business experience and areas of expertise, the diversity of the Board, and other factors.
- Recruiting appropriate candidates when necessary, and reviewing the qualifications of any candidates nominated by shareholders.
- Evaluating from time to time the size and composition of the Board and its committees.
- Evaluating the function and performance of the Board and its directors.

There have been no material changes to the procedures by which security holders may recommend nominees to the Company's board of directors.

Audit Committee. The Audit Committee operates under a written charter. The Audit Committee consists of three directors, Qi Xue, Zhi Yong Jiang and Feng Ju Chen, each of whom meets the independence requirements and standards currently established by the American Stock Exchange and the SEC. In addition, the Board of Directors has determined that Mr. Qi Xue is an "audit committee financial expert" and "independent" as defined under the relevant rules of the SEC and the American Stock Exchange. The Audit Committee assists the Board of Directors in fulfilling its oversight of the quality and integrity of the Company's financial statements and the Company's compliance with legal and regulatory requirements. The Audit Committee is responsible for retaining (subject to stockholder ratification) and, as necessary, terminating, the independent auditors, annually reviewing the qualifications, performance and independence of the independent auditors and the audit plan, fees and audit results, and pre-approving audit and non-audit services to be performed by the auditors and related fees. The Audit Committee also oversees the performance of the Company's internal audit and compliance functions.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires our executive officers and directors and persons who own more than 10% of a registered class of our equity securities to file with the Securities and Exchange Commission initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of common stock and other of our equity securities, on Forms 3, 4 and 5 respectively. Based on Company records and other information, we believe that all SEC filing requirements applicable to our directors and executive officers were complied with for the fiscal year ended December 25, 2007.

ITEM 11. EXECUTIVE COMPENSATION.

COMPENSATION DISCUSSION AND ANALYSIS

The Compensation Committee of our board of directors and our CEO, CFO and head of Human Resources are collectively responsible for implementing and administering all aspects of our benefit and compensation plans and programs, as well as developing specific policies regarding compensation of our executive officers. All of the members of our Compensation Committee, Qi Xue, Feng Ju Chen and Zhi Yong Jiang, are independent directors.

Compensation Objectives

Our primary goal with respect to executive compensation has been to set compensation at levels that attract and retain the most talented and dedicated executives possible. Individual executive compensation is set at levels believed to be comparable with executives in other companies of similar size and stage of development operating in China. We also link long-term stock-based incentives to the achievement of specified performance objectives and to align executives' incentives with stockholder value creation.

The Committee has implemented and maintained compensation policies that tie a portion of executives' overall compensation to our financial and operational performance, as measured by revenues and net income, and to accomplishing strategic goals such as merger and acquisitions, and fund raising.. In addition, as a policy for determining compensation, our Compensation Committee has determined that an executive officer who is a Chinese national will be entitled to a locally competitive package and an executive officer who is an expatriate from Hong Kong will be paid a salary commensurate with those paid to Hong Kong executives working in Hong Kong.

Elements of Compensation

Base Salary. All full time executives are paid a base salary. For executives who are Chinese nationals, including our CEO and Chairman, we do not have employment agreements. However, we have an employment agreement with our CFO, a Hong Kong expatriate, which sets forth certain elements of base salary and option grants as compensation. In all cases, the Committee establishes a minimum base salary for our executive officers. Base salaries for our executives are established based on the scope of their responsibilities, taking into account competitive market compensation paid by other companies in our industry for similar positions, professional qualifications, academic background, and the other elements of the executive's compensation, including stock-based compensation. Our intent is to set executives' base salaries near the median of the range of salaries for executives in similar positions with similar responsibilities at comparable companies, in line with our compensation philosophy. Base salaries are reviewed annually, and may be increased to align salaries with market levels after taking into account the subjective evaluation described previously.

Equity Incentive Compensation. We believe that long-term performance is achieved through an ownership culture participated in by our executive officers through the use of stock-based awards. Currently, we do not maintain any incentive compensation plans based on pre-defined performance criteria. The Compensation Committee has the general authority, however, to award equity incentive compensation, i.e. stock options, to our executive officers in such amounts and on such terms as the committee determines in its sole discretion. The Committee does not have a determined formula for determining the number of options available to be granted. Incentive compensation is intended to compensate officers for accomplishing strategic goals such as mergers and acquisitions and fund raising. The Compensation Committee will review each executive's individual performance and his or her contribution to our strategic goals periodically and determine the amount of incentive compensation towards the end of the fiscal year. Our Compensation Committee grants equity incentive compensation at times when we do not have material non-public information to avoid timing issues and the appearance that such awards are made based on any such information.

Chinese Government Imposed Compensation. As a result of mandatory government employment standards, our executives are also entitled to certain annual statutory benefits, including fully subsidized, Company-paid health insurance, seven days of paid vacation and unlimited paid sick leave.

Determination of Compensation

Our CEO, CFO and head of Human Resources meet frequently during the last several weeks of our fiscal year to evaluate each non-executive employee's performance and determine his or her compensation for the following year. In the case of our executive officers, the Compensation Committee similarly evaluates the executive's performance and the objectives set forth above at or about the end of our fiscal year to determine executive compensation. The Compensation Committee will also determine whether an executive officer is eligible for incentive compensation and if it is deemed in the best interests of the Company, the Committee may recommend that a certain number of stock options be granted to the executive officer as compensation for certain qualitative success during the fiscal year.

The following table sets forth the cash and other compensation paid by us in 2007 to all individuals who served as our chief executive officer and chief financial officer, who we collectively refer to as the named executive officers ("NEOs"). No other executives received total compensation greater than $100,000 in 2007.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Option Awards ($)(i)	Total ($)
Li Xia Wang (ii) Chief Executive Officer and Director	2007 2006	20,000 20,000	-- --	20,000 20,000
Peter Mak (iii) Chief Financial Officer	2007 2006	180,000 180,000	-- 8,140,000(iv)	180,000 8,320,000

(i) Amount reflects the compensation cost for the fiscal years ended December 25, 2007 and 2006, of the named executive officer's options to purchase shares of our common stock, calculated in accordance with SFAS 123R. See Note 15 to the Company's audited financial statements for the fiscal year ended December 25, 2007, included in Item 8 of this Annual Report for a discussion of assumptions made by the Company in determining the grant date fair value and compensation costs of these equity awards.

(ii) Li Xia Wang was promoted to CEO of the Company in 2004. She is a Chinese. Her annual base salary is $20,000.

(iii) Peter Mak joined the Company as CFO in 2004. He is a Hong Kong expatriate. His annual base salary is $180,000.

(iv) On January 20, 2006, the Company and Mr. Mak further amended the Employment Agreement by entering into a second Supplementary Agreement (the "Second Employment Supplement," and the Employment Agreement as supplemented by the Employment Supplement and the Second Employment Supplement, the "Supplemented Employment Agreement") in order to further extend the contractual terms of his employment to December 31, 2008. Pursuant to the terms of the Second Employment Supplement, Mr. Mak was granted additional options to purchase up to 2,000,000 shares of Common Stock at an exercise price of $1.60 per share. Upon issuance, such options were fully vested and immediately exercisable. As of January 29, 2007 none of the options have been exercised. Mr. Mak may exercise the options without tendering cash consideration by surrendering shares then issuable upon exercise of the options having a fair market value on the date of exercise equal to the aggregate exercise price of the exercised options. On December 13, 2006, the Company and Mr. Mak entered into an Option Agreement whereby the Company granted options to purchase up to 6,000,000 shares of Common Stock, which options are fully vested on the same day, at an exercise price of $1.82 per share. Mr. Mak may exercise the options without tendering cash consideration by surrendering shares then issuable upon exercise of the options having a fair market value on the date of exercise equal to the aggregate exercise price of the exercised options.

Grants of Plan-Based Awards

Name	Grant Date	Approval Date	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)	Grant Date Fair Market Value of a Share ($/Sh)
Li Xia Wang	--	--	--	--	--	--
Peter Mak	January 20, 2006	January 20, 2006	2,000,000 (1)	$1.60	$2,320,000	$1.16 (4)
	December 13, 2006	December 19, 2006 (2)	6,000,000 (3)	$1.82	$5,820,000	$0.97 (4)

(1) Options to purchase up to 2,000,000 shares of common stock.

In 2006, our Compensation Committee met two times and made two grants of options to purchase up to an aggregate of 8 million shares of our Class A Common Stock. All options were granted to Peter Mak, our Chief Financial Officer, to compensate him for his extraordinary contributions towards accomplishing our strategic goals, including fund raising and acquisitions and to incentivize him to make further contributions in the future. The options were granted on January 20, 2006 with an exercise price of $1.60. The closing market price of our Class A Common Stock on the American Stock Exchange on January 20, 2006 was $1.54. The exercise price was determined by the Compensation Committee by comparing the average of the previous 10 days' market price. The FAS 123R fair value of the options at the grant date is $2,320,000. These options were granted to the CFO as a reward for the extraordinary effort made by the CFO in successfully completing the $9.5 million financing prior to the end of the fiscal year in December 2005.

(2) Any exercise of such options granted on December 13, 2006 is contingent upon the effectiveness of shareholder consent, which shall occur no sooner than 20 days following the distribution of a Definitive Information Statement disclosing the approval of the option agreement between the Company and Peter Mak dated December 13, 2006.

(3) Options to purchase up to 6,000,000 shares of common stock.

The options were granted on December 13, 2006 with an exercise price of $1.82. The closing market price of our Class A Common Stock on the American Stock Exchange on December 13, 2006 was also $1.82. The exercise price was determined by the Compensation Committee by comparing the average of the previous 10 days' market price. The FAS 123R fair value of the options is $5,820,000. These options were granted to recognize the CFO's contributions in negotiating the terms and closing the acquisition of the Company's Chengdu Plant and to incentivize him to make further contributions in the future.

(4) Determination of Grant Date Fair Value.

In order to determine the grant date fair value of the options, we used a Black-Scholes option-pricing model. Under the Black-Scholes model, we considered several factors and made several assumptions, including the strike price, time to maturity, volatility of the underlying shares, and a risk-free interest rate.

Based on the above Black-Scholes option-pricing model, the fair value per share was $1.16 and $0.97 for options granted on January 20 and December 13, 2006, respectively.

Outstanding Equity Awards At Fiscal Year-end

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Li Xia Wang	--	--		
Peter Mak	2,000,000 6,000,000	-- --	$1.60 $1.82	January 20, 2012 December 13, 2016

Pension Benefits

We do not sponsor any qualified or non-qualified defined benefit plans.

Nonqualified Deferred Compensation

We do not maintain any non-qualified defined contribution or deferred compensation plans. Our Compensation Committee, which is comprised solely of "outside directors" as defined for purposes of Section 162(m) of the Code, may elect to provide our officers and other employees with non-qualified defined contribution or deferred compensation benefits if the Compensation Committee determines that doing so is in our best interests.

Compensation of Directors

We do not provide cash or other compensation to our directors for their services as members of the Board or for attendance at Board or committee meetings. However, our directors will be reimbursed for reasonable travel and other expenses incurred in connection with attending meetings of the Board and its committees.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

None of the members of the Compensation Committee have any relationship with the Company or any of its officers or employees other than in connection with their role as a director. None of the members of the Compensation Committee have participated in any related party transactions with the Company since the beginning of the Company's last fiscal year.

EMPLOYMENT CONTRACTS

We have an Employment Contract with Mr. Peter Mak, our Chief Financial Officer. Mr. Mak is entitled to an annual compensation of US$180,000 per year until December 31, 2008 and under the agreement he has been granted stock options to acquire 400,000 shares of Class A Common Stock at an exercise price of $1.00 per share, 600,000 shares of Class A Common Stock at an exercise price of $1.20 per share, 2,000,000 shares of Class A Common Stock at an exercise price of $1.60 per share and 6,000,000 shares of Class A Common Stock at an exercise price of $1.82 per share. During the year ended December 25, 2007, Mr. Mak had not exercised any options to purchase Class A Common Stock.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The following table sets forth, as of March 9, 2008, certain information concerning the beneficial ownership of Common Stock by (i) each stockholder known to us to beneficially own five percent or more of our outstanding Common Stock; (ii) each director; (iii) each executive officer; and (iv) all of our executive officers and directors as a group, and their percentage ownership and voting power. As of March 9, 2008, there were 56,071,947 shares of Common Stock outstanding.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
New Dragon Asia Food Ltd. Suite 2808, International Chamber of Commerce Tower, Fuhua Three Road, Shenzhen, PRC 518048	28,323,954	50.51%
Heng Jing Lu† Chairman	28,323,954(1)	50.51%
Peter Mak† Chief Financial Officer	8,000,000(2)(3)	12.49%
Li Xia Wang† Chief Executive Officer and Director	-0-	*
Ling Wang† Director and Vice President	-0-	*
Zhi Yong Jiang† Director	-0-	*
De Lin Yang† Director	-0-	*
Qi Xue† Director	-0-	*
Feng Ju Chen† Director		
All Directors and Executive Officers (8 people)	36,323,954	56.69%

* Less than one percent.

† Address of referenced person is c/o New Dragon Asia Corp. Suite 2808, International Chamber of Commerce Tower, Fuhua Three Road, Shenzhen, PRC 518048.

(1) Represents shares owned by New Dragon Asia Food Ltd. Mr. Heng Jing Lu, our Chairman, is the holder of record and beneficial holder of 100% of the equity interests of New Dragon Asia Food Ltd.

(2) Includes shares underlying options fully exercisable for up to 2,000,000 shares at an exercise price of $1.60 per share granted on January 20, 2006.

(3) Includes shares underlying options fully exercisable for up to 6,000,000 shares at an exercise price of $1.82 per share pursuant to an option granted on December 13, 2006.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Parties are also considered to be related if they are subject to common control or common significant influence. For a summary of certain related party transactions, please refer to Note 17 of the Consolidated Financial Statements under the heading "Related Party Transactions" for significant details. The comprehensive summary of information required by Item 13 is set forth in our Proxy Statement under the caption "certain relationships and related transactions" and is incorporated herein by this reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES.

The Audit Committee has selected Grobstein, Horwath & Company LLP as our independent accountants for the fiscal year ending December 25, 2007. Grobstein, Horwath & Company LLP was our independent accounting firm for the fiscal year ended December 25, 2006.

Public Accountants' fees

For fiscal years ended December 25, 2007 and 2006, fees for services provided by Grobstein, Horwath & Company LLP were as follows:

	2007	2006
Audit Fees	$ 204,545	$ 138,000
Audit Related Fees	$ 0	$ 100,500
Tax Fees	$ 8,000	$ 5,000
All other fees	$ 0	$ 0

Audit Fees were for professional services rendered for the audit of the Company's annual financial statements, the review of quarterly financial statements, and the preparation of statutory and regulatory filings. Audit-Related Fees relate to professional services rendered in connection with accounting consultations relating to SEC reviews on filings. Tax fees consist of fees billed for professional services for tax compliance, tax planning and tax advice. These services include assistance regarding federal, state and international tax compliance and planning, tax audit defense, and mergers and acquisitions.

Pre-Approval Policies and Procedures

In accordance with the SEC's auditor independence rules, the Audit Committee has established the following policies and procedures by which it approves in advance any audit or permissible non-audit services to be provided to the Company by its independent auditor.

Prior to the engagement of the independent auditor for any fiscal year's audit, management submits to the Audit Committee for approval lists of recurring audit, audit-related, tax and other services expected to be provided by the auditor during that fiscal year. The Audit Committee adopts pre-approval schedules describing the recurring services that it has pre-approved, and is informed on a timely basis, and in any event by the next scheduled meeting, of any such services rendered by the independent auditor and the related fees.

The fees for any services listed in a pre-approval schedule are budgeted, and the Audit Committee requires the independent auditor and management to report actual fees versus the budget periodically throughout the year. The Audit Committee will require additional pre-approval if circumstances arise where it becomes necessary to engage the independent auditor for additional services above the amount of fees originally pre-approved. Any audit or non-audit service not listed in a pre-approval schedule must be separately pre-approved by the Audit Committee on a case-by-case basis. Every request to adopt or amend a pre-approval schedule or to provide services that are not listed in a pre-approval schedule must include a statement by the independent auditors as to whether, in their view, the request is consistent with the SEC's rules on auditor independence.

The Audit Committee will not grant approval for:

- any services prohibited by applicable law or by any rule or regulation of the SEC or other regulatory body applicable to the Company;
- provision by the independent auditor to the Company of strategic consulting services of the type typically provided by management consulting firms; or
- the retention of the independent auditor in connection with a transaction initially recommended by the independent auditor, the tax treatment of which may not be clear under the Internal Revenue Code and related regulations and which it is reasonable to conclude will be subject to audit procedures during an audit of the Company's financial statements.

Tax services proposed to be provided by the auditor to any director, officer or employee of the Company who is in an accounting role or financial reporting oversight role must be approved by the Audit Committee on a case-by-case basis where such services are to be paid for by the Company, and the Audit Committee will be informed of any services to be provided to such individuals that are not to be paid for by the Company.

In determining whether to grant pre-approval of any non-audit services in the "all other" category, the Audit Committee will consider all relevant facts and circumstances, including the following four basic guidelines:

- whether the service creates a mutual or conflicting interest between the auditor and the Company;
- whether the service places the auditor in the position of auditing his or her own work;
- whether the service results in the auditor acting as management or an employee of the Company; and
- whether the service places the auditor in a position of being an advocate for the Company.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) 1. Financial Statements

An index to Consolidated Financial Statements appears on page F-1.

2. Schedules

All financial statement schedules are omitted because they are not applicable, not required under the instructions or all the information required is set forth in the financial statements or notes thereto.

(b) Exhibits

Exhibit Number	Description
2.1	Share Exchange Agreement dated as of December 18, 2001 (incorporated herein by reference from our filing on the Definitive Proxy 14/A filed on October 11, 2001).
3.1	Amended Articles of Incorporation (incorporated herewith by reference to Exhibit 3.1 to our Definitive Proxy 14/A filed on October 11, 2001).
3.2	By-laws (incorporated herewith by reference to Exhibit 3.2 to our Definitive Proxy 14/A filed on October 11, 2001).
3.3	Certificate of Designations of Preferences, Rights and Limitations of the Series A 7% Convertible Preferred Stock (incorporated herewith by reference to Exhibit 3.1 of our Form 8-K filed on July 12, 2005).
3.4	Certificate of Designations of Preferences, Rights and Limitations of the Series B 7% Convertible Preferred Stock (incorporated herewith by reference to Exhibit 3.1 of our Form 8-K filed on December 23, 2005).
4.1	Subscription Agreement, dated September 4, 2003 (incorporated herewith by reference to Exhibit 4.1 to our Registration Statement on Form S-3 filed on October 3, 2003).
4.2	Subscription Agreement, dated October 3, 2003 (incorporated herewith by reference to Exhibit 4.2 to our Registration Statement on Form S-3 filed on October 3, 2003).
4.3	Common Stock Purchase Warrants for the September 4, 2003 Private Placement (incorporated herewith by reference to Exhibit 4.3 to our Registration Statement on Form S-3 filed on October 3, 2003).
4.4	Common Stock Purchase Warrants for the October 3, 2003 Private Placement (incorporated herewith by reference to Exhibit 4.4 to our Registration Statement on Form S-3 filed on October 3, 2003).
4.5	Form of Warrant issued to Midsummer Investment Ltd. and Islandia, L.P. (incorporated herewith by reference to Exhibit 4.1 to our Form 8-K filed on July 12, 2005).
4.6	Form of Warrant issued to Alliance Financial, LLC, Renaissance Advisors BVI, John F. Steinmetz, TN Capital Equities, Ltd. and Kathleen McDonnell (incorporated herewith by reference to Exhibit 4.2 to our Registration Statement on Form S-3 filed on August 11, 2005).
4.7	Securities Purchase Agreement, dated July 11, 2005, relating to the sale of the Series A 7% Convertible Preferred Stock (incorporated herewith by reference to Exhibit 10.1 to our Form 8-K filed on July 12, 2005).

4.8	Registration Rights Agreement, dated July 11, 2005, by and among New Dragon Asia Corp. and the investors named therein (incorporated herewith by reference to Exhibit 10.2 to our Form 8-K filed on July 12, 2005).
4.9	Form of Warrant issued to Midsummer Investment Ltd. and Islandia, L.P. (incorporated herewith by reference to Exhibit 4.1 to our Form 8-K filed on December 23, 2005).
4.10	Form of Warrant issued to Alliance Financial, LLC, Renaissance Advisors, Inc., John F. Steinmetz, TN Capital Equities, Ltd. and Kathleen McDonnell (incorporated herewith by reference to Exhibit 4.2 to our Registration Statement on Form S-3 filed on January 20, 2006).
4.11	Securities Purchase Agreement, dated December 22, 2005, relating to the sale of the Series B 7% Convertible Preferred Stock (incorporated herewith by reference to Exhibit 10.1 to our Form 8-K filed on December 23, 2005).
4.12	Registration Rights Agreement, dated December 22, 2005, by and among New Dragon Asia Corp. and the investors named therein (incorporated herewith by reference to Exhibit 10.2 to our Form 8-K filed on December 23, 2005).
4.13	Registration Rights Agreement, dated December 22, 2005, by and among New Dragon Asia Corp. and New Dragon Food Ltd. (incorporated herewith by reference to Exhibit 4.5 to our Registration Statement on Form S-3 filed on January 20, 2006).
10.1	Sino-Foreign Joint Venture Contract for the New Dragon Asia Flour (Yantai) Company Limited, dated June 1, 1999 (incorporated herewith by reference to Exhibit 10.1 to our Registration Statement on Form S-3 filed on October 3, 2003).
10.2	Subcontracting Agreement, for the New Dragon Asia Flour (Yantai) Company Limited, dated June 26, 1999 (incorporated herewith by reference to Exhibit 10.2 to our Registration Statement on Form S-3 filed on October 3, 2003).
10.3	Sino-Foreign Joint Venture Contract for the New Dragon Asia Food (Yanti) Company Limited, dated November 28, 1998 (incorporated herewith by reference to Exhibit 10.3 to our Registration Statement on Form S-3 filed on October 3, 2003).
10.4	Subcontracting Agreement, for the New Dragon Asia Food (Yantai) Company Limited, dated December 26, 1998 (incorporated herewith by reference to Exhibit 10.4 to our Registration Statement on Form S-3 filed on October 3, 2003).
10.5	Sino-Foreign Joint Venture Contract for the New Dragon Asia Food (Dalian) Company Limited, dated November 28, 1998 (incorporated herewith by reference to Exhibit 10.5 to our Registration Statement on Form S-3 filed on October 3, 2003).
10.6	Subcontracting Agreement, for the New Dragon Asia Food (Dalian) Company Limited, dated December 26, 1998 (incorporated herewith by reference to Exhibit 10.6 to our Registration Statement on Form S-3 filed on October 3, 2003).
10.7	Sino-Foreign Joint Venture Contract for the Sanhe New Dragon Asia Food Company Limited, dated November 28, 1998 (incorporated herewith by reference to Exhibit 10.7 to our Registration Statement on Form S-3 filed on October 3, 2003).
10.8	Subcontracting Agreement, for the Sanhe New Dragon Asia Food Company Limited, dated December 26, 1998 (incorporated herewith by reference to Exhibit 10.8 to our Registration Statement on Form S-3 filed on October 3, 2003).
10.9	Employment Agreement between New Dragon Asia Corp. and Peter Mak, dated November 2, 2004 (incorporated herewith by reference to Exhibit 10.9 to our Form 8-K filed on June 29, 2005).

10.10	Employment Supplement between New Dragon Asia Corp. and Peter Mak, dated June 22, 2005 (incorporated herewith by reference to Exhibit 10.9 to our Form 8-K filed on June 29, 2005).
10.11	Supplementary Agreement to Employment Agreement between New Dragon Asia Corp. and Peter Mak, dated January 20, 2006 (incorporated herewith by reference to Exhibit 10.10 to our Form 8-K filed on January 24, 2006).
10.12	Equity Incentive Plan (incorporated herewith by reference to Exhibit B to our Definitive Information Statement on Schedule 14C filed on March 14, 2006).
10.13	Stock Option Agreement between New Dragon Asia Corp. and Peter Mak, dated December 13, 2006 (incorporated herewith by reference to Exhibit 10.1 to our Form 8-K filed on December 15, 2006).
10.14	Settlement Agreement and General Release between New Dragon Asia Corp and Berry-Shino Securities Inc., dated August 15, 2007 (incorporated by reference to Exhibit 10.1 to our Form 8-K filed on August 15, 2007).
21.1	Subsidiaries of New Dragon Asia Corp., filed herewith.
23.1	Consent of Grobstein, Horwath & Company LLP, Independent Registered Public Accounting Firm, filed herewith.
31.1	Certification of Chief Executive Officer pursuant to Rule 13A-14(A)/15D-14(A) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, filed herewith.
31.2	Certification of the Principal Financial Officer pursuant to Rule 13A-14(A)/15D-14(A) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, filed herewith.
32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. 1350 (Section 906 of the Sarbanes-Oxley Act of 2002), filed herewith.
32.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. 1350 (Section 906 of the Sarbanes-Oxley Act of 2002), filed herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 14, 2008

By: /s/ Li Xia Wang
Name: Li Xia Wang
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Dated: March 14, 2008

By: /s/ Heng Jing Lu
Name: Heng Jing Lu
Title: Chairman

Dated: March 14, 2008

By: /s/ Peter Mak
Name: Peter Mak
Title: Chief Financial Officer

Dated: March 14, 2008

By: /s/ Ling Wang
Name: Ling Wang
Title: Director

Dated: March 14, 2008

By: /s/ De Lin Yang
Name: De Lin Yang
Title: Director

Dated: March 14, 2008

By: /s/ Zhi Yong Jiang
Name: Zhi Yong Jiang
Title: Director

Dated: March 14, 2008

By: /s/ Qi Xue
Name: Qi Xue
Title: Director

Dated: March 14, 2008

By: /s/ Feng Ju Chen
Name: Feng Ju Chen
Title: Director

NEW DRAGON ASIA CORP.

FINANCIAL STATEMENTS

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of New Dragon Asia Corp. and Subsidiaries

We have audited the accompanying consolidated balance sheets of New Dragon Asia Corp. and Subsidiaries (the "Company") as of December 25, 2007 and 2006 and the related consolidated statements of operations, stockholders' equity and comprehensive income and cash flows for each of the three years in the period ended December 25, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of New Dragon Asia Corp. and Subsidiaries as of December 25, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 25, 2007 in conformity with U.S. generally accepted accounting principles.

/s/ GROBSTEIN, HORWATH & COMPANY LLP

Sherman Oaks, California
March 11, 2008

NEW DRAGON ASIA CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share data)

	December 25, 2007	December 25, 2006
ASSETS		
Current assets:		
Cash and cash equivalents	$ 3,646	$ 10,276
Accounts receivable, net	9,223	8,835
Deposits and prepayments, net	12,183	6,586
Inventories, net	22,050	11,598
Due from related companies	913	857
Total current assets	48,015	38,152
Property, machinery and equipment, net	25,986	24,248
Land use rights, net	7,294	6,983
Goodwill	125	125
Total assets	$ 81,420	$ 69,508
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 2,982	$ 2,723
Other payables and accruals	2,765	3,255
Taxes payable	3,530	3,453
Due to related companies	36	28
Embedded derivatives at fair value	2,493	11,138
Total current liabilities	11,806	20,597
Due to New Dragon Asia Food Limited	1,405	317
Due to joint venture partners	272	102
Total liabilities	13,483	21,016
Minority interests	294	276
Series A & B Redeemable Convertible Preferred Stock, $0.0001 par value:		
Authorized shares – 5,000,000		
Issued and outstanding – 9,434 shares and 10,162 shares at December 25, 2007 and 2006, respectively	5,321	4,204
Commitments		
Stockholders' equity:		
Class A Common Stock, $0.0001 par value:		
Authorized shares – 102,000,000		
Issued and outstanding – 55,195,385 in 2007 and 53,614,723 in 2006	5	5
Class B Common Stock, $0.0001 par value:		
Authorized shares – 2,000,000 – none issued and outstanding	--	--
Additional paid-in capital	29,982	28,411
Retained earnings	24,568	12,668
Accumulated other comprehensive income	7,767	2,928
Total stockholders' equity	62,322	44,012
Total liabilities and stockholders' equity	$ 81,420	$ 69,508

The accompanying notes are an integral part of these consolidated financial statements.

NEW DRAGON ASIA CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except per share data)

	For the years ended December 25,		
	2007	**2006**	**2005**
Net revenue	$ 55,738	$ 53,439	$ 44,180
Cost of goods sold	(45,427)	(43,404)	(36,151)
Gross profit	10,311	10,035	8,029
Operating expenses:			
Selling and distribution expenses	(1,279)	(1,045)	(721)
General and administrative expenses	(2,606)	(10,908)	(2,358)
Income/(loss) from operations	6,426	(1,918)	4,950
Other income (expense):			
Other income	252	144	186
Interest income	41	67	10
Gain (loss) on fair value adjustments to embedded derivatives	8,412	(1,434)	(4,064)
VAT refund	952	2,328	2,158
Income/(loss) before income taxes and minority interests	16,083	(813)	3,240
Provision for income taxes	(1,968)	(1,657)	(1,487)
Income/(loss) before minority interests	14,115	(2,470)	1,753
Minority interests	--	(134)	(6)
Net income/(loss)	$ 14,115	$ (2,604)	$ 1,747
Accretion of redeemable preferred stock	(1,512)	(1,882)	(454)
Preferred stock dividends	(703)	(875)	(187)
Income (loss) available to common stockholders	$ 11,900	$ (5,361)	$ 1,106
Earnings per common share			
Basic	$ 0.22	$ (0.10)	$ 0.02
Diluted	$ 0.21	$ (0.10)	$ 0.02
Weighted average number of common shares outstanding			
Basic	54,109	51,485	46,051
Diluted	55,519	51,485	46,949

The accompanying notes are an integral part of these consolidated financial statements.

NEW DRAGON ASIA CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

(Amounts in the thousands)

	Class A Common Stock Shares	Class A Common Stock Amount	Additional Paid-in Capital	Receivable from Stockholder	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders' Equity	Comprehensive Income
Balance at December 25, 2004	45,061	4	9,909	-	16,922	-	26,835	-
Net income	-	-	-	-	1,747	-	1,747	1,747
Accretion of redeemable preferred stock					(454)		(454)	
Preferred stock dividends					(187)		(187)	
Stock-based compensation expense	-	-	105	-	-	-	105	-
Foreign currency translation adjustment	-	-	-	-	-	798	798	798
Preferred stock issuance cost	-	-	565	-	-	-	565	-
Conversion of preferred stocks and related dividend payments made in Class A Common Stock	2,039	0.5	2,611	-	-	-	2,611.5	-
Exercise of warrants	2,222	0.5	2,025	-	-	-	2,025.5	-
Receivable from stockholder	-	-	-	(49)	-	-	(49)	-
Balance at December 25, 2005	49,322	$ 5	$ 15,216	$ (49)	$ 18,029	$ 798	$ 33,999	$ 2,545
Net income	-	-	-	-	(2,604)	-	(2,604)	(2,604)
Write off receivable from stockholder	-	-	-	49	-	-	49	
Accretion of redeemable preferred stock	-	-	-	-	(1,882)	-	(1,882)	
Preferred stock dividends					(875)		(875)	
Stock-based compensation expense	-	-	8,140	-	-	-	8,140	-
Foreign currency translation adjustment	-	-	-	-	-	2,130	2,130	2,130
Conversion of preferred stocks and related dividend payments made in Class A Common Stock	3,292	-	3,935	-	-	-	3,935	-
Exercise of stock option	1,000	-	1,120	-	-	-	1,120	-
Balance at December 25, 2006	53,614	$ 5	$ 28,411	$ -	$ 12,668	$ 2,928	$ 44,012	$ (474)
Net income	-	-	-	-	14,115	-	14,115	14,115
Accretion of redeemable preferred stock	-	-	-	-	(1,512)	-	(1,512)	
Preferred stock dividends					(703)		(703)	
Foreign currency translation adjustment	-	-	-	-	-	4,839	4,839	4,839
Class A Common Stocks issued to Berry Shino for dispute resolution	275	-	269	-	-	-	269	-
Conversion of preferred stocks and related dividend payments made in Class A Common Stock	1,306	-	1,302	-	-	-	1,302	-
Balance at December 25, 2007	55,195	$ 5	$ 29,982	$ -	$ 24,568	$ 7,767	$ 62,322	$ 18,954

The accompanying notes are an integral part of these consolidated financial statements.

NEW DRAGON ASIA CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	For the years ended December 25,		
	2007	**2006**	**2005**
Cash flows from operating activities:			
Net income (loss)	$ 14,115	$ (2,604)	$ 1,747
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Provision for doubtful accounts	272	83	250
Provision for inventory reserve	20	--	--
Depreciation and amortization of land use rights	1,889	1,613	1,266
Loss (gain) on sale of machinery and equipment	20	--	5
Loss (gain) on fair value adjustments to embedded derivatives	(8,412)	1,434	4,064
Minority interests	--	134	6
Stock-based compensation expense	--	8,140	105
Non-cash service payment	269	--	--
Changes in operating assets and liabilities:			
Accounts receivable	(660)	(2,340)	(351)
Deposits and prepayments	(5,597)	(1,616)	(3,450)
Inventories	(10,472)	(3,968)	(3,640)
Due from related companies	(20)	(178)	504
Accounts payable	259	14	--
Other payables and accruals	(494)	774	316
Taxes payable	77	1,599	363
Due to related companies	--	(598)	(233)
Net cash provided by (used in) operating activities	(8,734)	2,487	952
Cash flows from investing activities:			
Acquisition of Chengdu Plant	--	(2,414)	--
Proceeds from sale of property, machinery and equipment	49	--	22
Purchases of property, machinery and equipment	(1,603)	(5,129)	(3,395)
Purchases of land use rights	--	(2,084)	(273)
Minority interest	--	266	--
Net cash provided by (used in) investing activities	(1,554)	(9,361)	(3,646)
Cash flows from financing activities:			
Proceeds from issuance of preferred stock	--	--	15,500
Payments of issuance costs related to preferred stock	--	(58)	(1,218)
Preferred Stock Dividends	(49)	(387)	(30)
Proceeds from parent company	1,088	--	--
Repayment to parent company	--	180	(166)
Repayment to joint venture partners	170	48	(56)
Proceeds from exercise of warrants	--	--	1,977
Proceeds from exercise of stock options	--	1,120	--
Net cash provided by (used in) financing activities	1,209	903	16,007
Foreign currency translation adjustment	2,449	1,915	800
Net increase (decrease) in cash and cash equivalents	(6,630)	(4,056)	14,113
Cash and cash equivalents at the beginning of the period	10,276	14,332	219
Cash and cash equivalents at the end of the period	$ 3,646	$ 10,276	$ 14,332

Non-cash Investing and Financing Activities

Conversion of preferred stock to common stock	$ 730	$ 3,438	$ 2,611
Dividend payments on preferred stock in form of common stock	$ 678	$ 277	$ 72
Supplemental disclosure of cash flows information:			
Income taxes paid	$ 1,274	$ 3	$ 1,865

The accompanying notes are an integral part of these consolidated financial statements.

NEW DRAGON ASIA CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION AND NATURE OF OPERATIONS

New Dragon Asia Corporation, a corporation incorporated in the State of Florida, is principally engaged in the milling, sale and distribution of flour and related products, including instant noodles and soybean-derived products, to retail and wholesale customers throughout China through its foreign subsidiaries in China (collectively the "Company"). The Company is headquartered in Shandong Province, the People's Republic of China ("PRC") and has its corporate office in Shenzhen, and eight manufacturing plants in Yantai, Beijing, Penglai and Chengdu.

Details of the subsidiaries are as follows:

Name	Domicile and date of incorporation	Paid-in capital	Percentage of ownership	Principal activities
Mix Creation Limited ("MC")	The British Virgin Islands November 7, 1997	US$1,500,000	100%	Investment holding
Rich Delta Limited ("RD")	The British Virgin Islands October 28, 1998	US$1,000,000	100%	Investment holding
Hero Treasure Limited ("HT")	The British Virgin Islands April 19, 2004	US$1	100%	Investment holding
Keen General Limited ("KG")	The British Virgin Islands July 20, 1998	US$1,500,000	100%	Investment holding
Delta Link Limited ("DL")	The British Virgin Islands October 29, 1998	US$1	100%	Investment holding
New Dragon Asia Flour (Yantai) Company Limited ("NDAFLY")	The PRC August 13, 1999	RMB28,500,000	90% (a)	Manufacture, marketing and distribution of flour
New Dragon Asia Food (Yantai) Company Limited ("NDAFY")	The PRC December 24, 1998	RMB17,462,000	90% (b)	Manufacture, marketing and distribution of instant noodles
New Dragon Asia Food (Sanhe) Company Limited ("NDAFS")	The PRC December 25, 1998	RMB51,191,432	79.64% (b)	Manufacture, marketing and distribution of instant noodles
Penglai New Dragon Jin Qiao Food Company Limited ("PNDJQ")	The PRC December 5, 2003	US$850,000	100%	Manufacture, marketing and distribution of flour
New Dragon Asia (Longkou) Packing Materials Company Limited ("NDALPM")	The PRC January 10, 2006	US$3,600,000	100%	Manufacture and sale of packing materials
New Dragon Asia (LongKou) Food Company Limited ("NDALS")	The PRC March 17, 2005	RMB16,996,980	100%	Manufacture, marketing and distribution of soybean products
Shandong Xinlongya Industry and Trade Company Limited ("SXDC")	The PRC September 27, 2005	US$404,400	100%	Marketing and distribution of instant noodles, flour and soybean products

New Dragon Asia Food (Chengdu) Company Limited ("NDAFC)	The PRC February 24, 2006	RMB17,430,000	90%	Manufacture, marketing and distribution of instant noodles

(a) NDAFLY is a contractual joint venture established in the PRC to be operated for 50 years until August 13, 2049. In September 2000, MC contributed 90% of the registered capital to NDAFLY. Under the joint venture agreement dated June 1, 1999 and the supplemental agreement dated June 26, 1999, the Chinese joint venture partner is entitled to receive a pre-determined annual fee and is not responsible for any profit or loss of NDAFLY effective from June 26, 1999. In view of the profit sharing arrangement, NDAFLY is regarded as 100% owned by the Company. The annual fee has been charged to General and Administrative Expenses for the years ended December 25, 2007, 2006 and 2005.

(b) NDAFY and NDAFS are contractual joint ventures established in the PRC to be operated for 50 years until December 24, 2048. In March 1999, RD contributed 90% of the registered capital to NDAFY, while KG contributed 79.64% of the registered capital to NDAFS. Under the joint venture agreements dated November 28, 1998 and the supplemental agreement dated December 26, 1998, the PRC joint venture partner is entitled to receive a pre-determined annual fee and is not responsible for any profit or loss of NDAFY and NDAFS effective from December 26, 1998. In view of the profit sharing arrangements, NDAFY and NDAFS are regarded as 100% owned by the Company. The annual fees have been charged to General and Administrative Expenses for the years ended December 25, 2007, 2006 and 2005.

NOTE 2. BASIS OF PRESENTATION

The consolidated financial statements include the financial statements of New Dragon Asia Corp. and all of its subsidiaries (Note 1) required to be consolidated in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Intercompany balances and transactions have been eliminated in consolidation.

Investments in companies in which the Company has significant influence, or ownership between 20% and 50% of the investees, are accounted for using the equity method. Under the equity method, the investment is originally recorded at cost and adjusted to recognize the Company's share of net earnings or losses of the investees. The adjustment is limited to the extent of the Company's investment in and advances to the investees and financial guarantees made on behalf of the investees. The Company's investments in other entities are accounted for using the cost method.

FIN 46, "Consolidation of Variable Interest Entities" requires an investor with a majority of the variable interests (primary beneficiary) in a variable interest entity ("VIE") to consolidate the entity. A VIE is an entity in which the voting equity investors do not have a controlling financial interest or the equity investment at risk is insufficient to finance the entity's activities without receiving additional subordinated financial support from the other parties. VIEs are required to be consolidated by their primary beneficiaries if they do not effectively disperse risks among the parties involved. The primary beneficiary of a VIE is the party that absorbs a majority of the entity's expected losses or receives a majority of its expected residual returns. The Company has completed a review of its investments in both non-marketable and marketable equity interests as well as other arrangements to determine whether it is the primarily beneficiary of any VIEs. The review did not identify any VIEs.

The consolidated financial statements were prepared in accordance with U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company regularly evaluates estimates and assumptions related to allowances for doubtful accounts, sales returns and allowance, and inventory reserves. Although management believes these estimates and assumptions are adequate and reasonable under the circumstances, actual results could differ from those estimates. U.S. GAAP differs from that used in the statutory financial statements of the major operating subsidiaries of the Company, which were prepared in accordance with the relevant accounting principles and financial reporting regulations in the PRC. Certain accounting principles stipulated under U.S. GAAP are not applicable in the PRC.

The consolidated financial statements for the year ended December 25, 2005 included in this report have previously been restated to reflect additional non-operating gains and losses related to the classification of and accounting for: (1) the conversion features of Series A & B Preferred Stock and associated warrants, (2) the amortization associated with the discount recorded with respect to our Series A & B Preferred Stock as a preferred stock dividend, and (3) the conversion features associated with the preferred stock issued by us and associated warrants. The Company filed Form 10K/A with the SEC on November 30, 2006 restating the year ended December 25, 2005. For further details, consult that filing.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition

The Company recognizes sales in accordance with the United States Securities and Exchange Commission ("SEC") Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements" and SAB No. 104, "Revenue Recognition." The Company recognizes revenue when the following fundamental criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the price to the customer is fixed or determinable and (iv) collection of the resulting receivable is reasonably assured. Revenue is not recognized until title and risk of loss is transferred to the customer, which occurs upon delivery of goods, and objective evidence exists that customer acceptance provisions have been met. Provisions for discounts and returns are provided for at the time the related sales are recorded, and are reflected as a reduction of sales. The Company bases its estimates on historical experience taking into consideration the type of products sold, the type of customer, and the type of specific transaction in each arrangement. Revenues represent the invoiced value of goods, net of value added tax ("VAT").

The Company does not offer promotional payments, customer coupons, rebates or other cash redemption offers to its customers.

All of the Company's sales made in Mainland China are subject to the Mainland Chinese value-added tax at rates ranging from 13% to 17% ("output VAT"). Such output VAT is payable after offsetting VAT paid by the Company on purchases ("input VAT").

Deposits or advance payments from customers prior to delivery of goods and passage of title of goods are recorded as deposits from customers.

Shipping and Handling Costs

Shipping and handling costs are included in selling expenses for all periods presented. For the year ended December 25, 2007, 2006 and 2005, shipping and handling costs were all related to exports of noodle and included in selling expenses amounting to $937, $681 and $297.

Cash and cash equivalents

The Company considers cash on hand, deposits in banks, and short-term investments purchased with an original maturity date of three months or less to be cash and cash equivalents.

Accounting for Derivative Instruments

Statement of Financial Accounting Standard ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, requires all derivatives to be recorded on the balance sheet at fair value. These derivatives, including embedded derivatives in our Series A & B Preferred Stock, are separately valued and accounted for on our balance sheet.

The pricing model we use for determining fair values of our derivatives is a combination of the Black Scholes and Binomial Pricing Models. Valuations derived from this model are subject to ongoing internal and external review. The model uses market-sourced inputs such as interest rates, and option volatilities. Selection of these inputs involves management's judgment and may impact net income.

In September 2000, the Emerging Issues Task Force ("EITF") issued EITF 00-19, "Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in, a Company's Own Stock," ("EITF 00-19") which requires freestanding contracts that are settled in a company's own stock, including common stock warrants, to be designated as an equity instrument, asset or a liability. Under the provisions of EITF 00-19, a contract designated as an asset or a liability must be carried at fair value on a company's balance sheet, with any changes in fair value recorded in the company's results of operations. A contract designated as an equity instrument must be included within equity, and no fair value adjustments are required. In accordance with EITF 00-19, in August 2006, we determined that several of the outstanding warrants to purchase our common stock and the embedded conversion feature of our financial instruments, should be separately accounted for as liabilities. On our financial statements for the year ended December 25, 2007 and 2006, we have recorded the fair value of these warrants and conversion features on our balance sheet and record unrealized changes in the values of these derivatives in our consolidated statement of operations as "(Loss) gain on fair value adjustments to embedded derivatives."

The consolidated statements of operations for the years ended December 25, 2007 and 2006 and 2005 included in this report have reflected additional non-operating gains and losses related to the classification of and accounting for: (1) the conversion features of Series A & B Preferred Stock and associated warrants, (2) the amortization associated with the discount recorded with respect to our Series A & B Preferred Stock as a preferred stock dividend, and (3) the conversion features associated with the preferred stock issued by us and associated warrants.

We have determined that the conversion features of our redeemable convertible preferred stock and warrants to purchase our common stock are derivatives that we are required to account for as if they were free-standing instruments under GAAP. We have also determined that we are required to designate these derivatives as liabilities in our financial statements. As a result, we report the value of these embedded derivatives as current liabilities on our balance sheet and we report changes in the value of these derivatives as non-operating gains or losses on our statements of operations. The value of the derivatives is required to be recalculated (and resulting non-operating gains or losses reflected in our statement of operations and resulting adjustments to the associated liability amounts reflected on our balance sheet) on a quarterly basis, and is based on the market value of our common stock. Due to the nature of the required calculations and the large number of shares of our common stock involved in such calculations, changes in our common stock price may result in significant changes in the value of the derivatives and resulting gains and losses on our statements of operations. Our common stock price ranged from a low of $0.90 to a high $1.59 during last six months of 2007. We were required to report a change of $8,412 as a gain on the embedded derivative liability in other income on our statement of operations for the year ended December 25, 2007 and a loss of $1,434 for 2006 and a loss of $4,024 for 2005.

Financial instruments

The carrying amounts for cash and cash equivalents, accounts receivable, deposits and prepayments, accounts payable, other payables and accruals approximate their fair values because of their nature and respective duration. The Company accounts for its embedded derivatives at their fair values at each reporting period.

Accounts receivable

Accounts receivable is stated at cost, net of an allowance for doubtful accounts. The Company provides for an allowance for doubtful accounts for those third party trade accounts that are not collected within one year.

Financial instruments, which potentially subject the Company to concentration of credit risk, consist primarily of trade receivables. However, concentrations of credit risk are limited due to the large number of customers comprising the Company's customer base and their dispersion across different businesses and geographic areas. The Company monitors its exposure to credit losses and maintains an allowance for anticipated losses. Such losses historically have not been significant and have been within management's expectations. To reduce credit risk, the Company performs periodic credit valuations of its customers.

Inventories

Inventories are stated at the lower of cost, determined on a weighted average basis, or net realizable value. Costs of work-in-progress and finished goods are composed of direct material, direct labor and an attributable portion of manufacturing overhead. Net realizable value is the estimated selling price, in the ordinary course of business, less estimated costs to complete and dispose. The Company has provided an inventory reserve.

Property, machinery and equipment

Property, machinery and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the related assets that range from 5 to 50 years. Leasehold improvements are amortized using the straight-line method over the estimated useful life of the asset or the term of the lease, whichever is shorter. Costs for normal repairs and maintenance are expensed to operations as incurred, while renewals and major refurbishments are capitalized.

The Company accounts for long-lived assets, such as property, machinery and equipment and purchased intangible assets with finite lives, in accordance with SFAS No. 144, "Accounting for the impairment or Disposal of Long-Lived Assets" ("SFAS 144"), which requires impairment losses to be recorded on long-lived assets used in operations when indications of impairment are present. Determination of recoverability is based on an estimate of undiscounted future cash follows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for long-lived assets that management expects to hold and use is based on the amount the carrying value exceeds the fair value of the assets.

Assessments of whether there has been a permanent impairment in the value of property, machinery and equipment are periodically performed by considering factors such as expected future operating income, trends and prospects, as well as the effects of demand, competition and other economic factors. The Company believes no permanent impairment has occurred as of December 25, 2007.

Land use rights

Land use rights are stated at cost, less accumulated amortization. Amortization is computed using the straight-line method over the estimated useful lives ranging from 27 to 50 years.

Goodwill and other intangible assets impairment

In accordance with SFAS No.142, "Goodwill and Other Intangible Assets," intangible assets with finite lives are subject to amortization, and impairment reviews are performed in accordance with SFAS No.144, "Accounting for the Impairment or Disposal of Long-Lived Assets." No event has occurred that would trigger an impairment assessment of the Company's intangible assets with finite lives as of December 25, 2007.

In addition, under these standards, goodwill is not amortized, but rather is subject to an annual impairment test. The carrying value of the Company's goodwill is evaluated annually. The valuation is based on the comparison of an entity's discounted cash flow (equity valuation) or fair market value to its carrying value. If the carrying value exceeds the equity valuation, the goodwill is deemed impaired. The equity valuation is based on historical data and management estimates of future cash flow. Since the estimates are forward looking, actual results could differ materially from those used in the valuation process. At December 25, 2007 the Company had goodwill of $125 related to the acquisition of Delta Link Ltd in 2006 and will be subject to annual evaluation.

Income taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes". Under this method, deferred income taxes are recognized for the estimated tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts and each year-end based on enacted tax laws and statutory rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established to reduce deferred tax assets to the amount expected to be realized when, in management's opinion; it is more likely than not that some portion of the deferred tax assets will not be realized. The provision for income taxes represents current taxes payable net of the change during the period in deferred tax assets and liabilities. The Company adopted FIN 48, Accounting for Uncertainty in Tax Positions.

Operating lease

Operating leases represent those leases under which substantially all the risks and rewards of ownership of the leased assets remain with the lessors. Rental payments under operating leases are charged to expense on the straight-line basis over the period of the relevant leases.

Comprehensive Income

SFAS No.130, "Reporting Comprehensive Income," establishes standards for reporting and displaying comprehensive income and its components in the consolidated financial statements. Accumulated other comprehensive income (loss) includes foreign currency translation adjustments.

Foreign currency translation

The functional currency of the Company is the Chinese Renminbi. However, the Company reports in U.S. dollars. The financial statements of the Company's foreign subsidiaries have been translated into U.S. dollars in accordance with SFAS No. 52, "Foreign Currency Translation". All asset and liability accounts have been translated using the exchange rate in effect at the balance sheet date. Equity accounts have been translated at their historical exchange rates when the capital transaction occurred. Statements of Operations amounts have been translated using the average exchange rate for the year. At December 25, 2007, the revenues and expenses of the Company were translated to U.S. dollars based on an average rate of US$1.00 = RMB 7.6149 and the assets and liabilities of the Company maintained in Renminbi translated to U.S. dollars at US$1.00 = RMB

7.3261. The foreign currency translation adjustment of $7,767, $2,928 and $798 have been reported as comprehensive income in the consolidated statement of stockholders' equity and comprehensive income for 2007, 2006 and 2005.

Although the Chinese government regulations now allow convertibility of RMB for current account transactions, significant restrictions still remain. Hence, such translations should not be construed as representations that RMB could be converted into U.S. dollars at that rate or any other rate.

Substantially all our revenue and expenses are denominated in RMB. Our RMB cash inflows are sufficient to service our RMB expenditures. For financial reporting purposes, we use U.S. dollars. The value of RMB against U.S. dollars and other currencies may fluctuate and is affected by, among other things, changes in China's political and economic conditions. Any significant revaluation of RMB may materially affect our financial condition in terms of U.S. dollar reporting.

Earnings per share

The Company computes earnings per share ("EPS') in accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS No. 128"), and SEC Staff Accounting Bulletin No. 98 ("SAB 98"). SFAS No. 128 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as the income or loss available to common shareholders divided by the weighted average common shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. Approximately 6,447dilutive shares on an "as converted" basis for the Redeemable Convertible Preferred stock for the twelve months ended December 25, 2007 were excluded from the calculation of diluted gain per share since their effect would have been anti-dilutive. Approximately 7,254 dilutive shares on an "as converted" basis for the Redeemable Convertible Preferred stock for the twelve months ended December 25, 2006 were excluded from the calculation of diluted loss per share since their effect would have been anti-dilutive. Approximately 10,353 dilutive shares on an "as converted" basis for the Redeemable Convertible Preferred stock for the twelve months ended December 25, 2005 were excluded from the calculation of diluted loss per share since their effect would have been anti-dilutive.

The calculation of diluted weighted average common shares outstanding for the twelve months ended December 25, 2007, 2006 and 2005 is based on the average of the closing price of the Company's common stock during such periods applied to warrants and options using the treasury stock method to determine if they are dilutive. For the year ended December 25, 2006 the options and warrants were anti dilutive. The Redeemable Convertible Preferred stock is included on an "as converted "basis when these shares are dilutive.

The following table is a reconciliation of the weighted average shares used in the computation of basic and diluted earnings per share for the periods presented (amounts in thousands, except per share data):

	Year Ended December 25,								
	2007			2006			2005		
	Income (Loss)	Weighted Average Shares	Per-Share	Income (Loss)	Weighted Average Shares	Per-Share	Income (Loss)	Weighted Average Shares	Per-Share
Earnings per share – basic									
Income available to common stockholders	$ 11,900	54,109	$ 0.22	$ (5,361)	51,485	$ (0.10)	$ 1,106	46,051	$ 0.02
Effect of dilutive securities									
Redeemable Convertible Preferred Stock	--	--		--	--		--	--	
Options and Warrants	--	1,410		--	--		--	898	
Earnings per share – diluted									
Eliminate underscore									
Income available to common stockholders	$ 11,900	55,519	$ 0.21	$ (5,361)	51,485	$ (0.10)	$ 1,106	46,949	$ 0.02

Stock-Based Compensation

On December 16, 2004, the FASB issued SFAS No. 123R, "Share-Based Payment", which replaces SFAS No. 123, "Accounting for Stock-Based Compensation" and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on the grant date fair value of the award. The Company has adopted the requirements of SFAS No. 123R for the fiscal year beginning on December 26, 2005, and recorded the compensation expense for all unvested stock options existing prior to the adoption during the period.

Recent accounting pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, Fair *Value Measurements*, which defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We do not expect the adoption of SFAS No. 157 to have a material impact on our consolidated financial statements. The FASB may delay a portion of this standard.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. SFAS No. 159 permits companies to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We do not expect the adoption of SFAS No. 159 to have a material impact on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (R), *Business Combinations*, and SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements*. SFAS No. 141 (R) requires an acquirer to measure the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at their fair values on the acquisition date, with goodwill being the excess value over the net identifiable assets acquired. SFAS No. 160 clarifies that a noncontrolling interest in a subsidiary should be reported as equity in the consolidated financial statements. The calculation of earnings per share will continue to be based on income amounts attributable to the parent. SFAS No. 141 (R) and SFAS No. 160 are effective for financial statements issued for fiscal years beginning after December 15, 2008. Early adoption is prohibited. We have not yet determined the effect on our consolidated financial statements, if any, upon adoption of SFAS No. 141 (R) or SFAS No. 160. We are aware that our accounting for minority interest will change and we are considering those effect now but believe we will only have a reclassification of minority interest to our stockholder's equity section the balance sheet in any case we do not believe the implementation of SFAS 160 will be material to our financial position. SFAS 141 (R) will significantly affect the accounting for future business combinations.

Business Acquisition and Combination

Delta Link Limited and Chengdu Plant (in thousands)

On February 24, 2006, the Company acquired 100% of the equity interest shares of Delta Link Ltd. ("Delta Link") for a cash consideration of $3,300. Delta Link is a holding company, which owns a 90% equity interest in a noodle manufacturing facility in Chengdu, Sichuan Province. The Chengdu Plant serves the western China market.

This acquisition has been accounted for using the purchase method pursuant to SFAS No. 141, "Business Combinations." The consolidated financial statements include the results of operations of the acquired company commencing as of the acquisition date. No pro forma information is presented due to the immaterial effect of this acquisition on the consolidated result of operations.

In connection with the acquisition, the assets acquired and the liabilities assumed from Delta Link and the Chengdu Plant were recorded at their fair values on the consolidated balance sheet. Based on the initial purchase price allocation, the Company recorded goodwill in the amount of approximately $125.

The long-lived assets and goodwill are subject to periodic review to determine if impairment has occurred and, if so, the amount of such impairment. If the Company determines that impairment exists, the Company will be required to reduce the carrying value of the impaired assets by the amount of impairment and to record a corresponding charge to operations in the period of impairment.

The allocation of initial purchase consideration was as follows (in thousands):

Acquisition consideration	$	3,300
Accounts receivable		62
Property, machinery and equipment		2,167
Land use rights		1,056
Accounts payable		(13)
Other payable and accruals		(97)
Net assets value		3,175
Goodwill	$	125

Longyuan Packaging Plant

On January 10, 2006, the Company established New Dragon Asia (Long Kou) Packing Materials Company Limited, a wholly-owned subsidiary in Longkou, Shandong Province. NDAPM is principally engaged in the manufacturing and sale of packing materials, with a registered capital of $3,600.

NOTE 4. ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

	December 25, 2007		December 25, 2006	
	(In thousands)		(In thousands)	
Accounts receivable	$	10,167	$	9,554
Less: Allowance for doubtful accounts		(944)		(719)
	$	9,223	$	8,835

The activity in the Company's allowance for doubtful accounts is summarized as follows:

	December 25, 2007		December 25, 2006	
	(In thousands)		(In thousands)	
Balance at the beginning of the year	$	719	$	893
Add: provision during the year		272		83
Less: write-offs during the year		(47)		(257)
Balance at the end of the year	$	944	$	719

NOTE 5. DEPOSITS AND PREPAYMENTS

Deposits and prepayments consist of the following:

	December 25, 2007		December 25, 2006	
	(In thousands)		(In thousands)	
Deposits for raw materials	$	12,053	$	6,394
Prepayments and advances		130		192
	$	12,183	$	6,586

NOTE 6. INVENTORIES

Inventories consist of the following:

	December 25, 2007		December 25, 2006	
	(In thousands)		(In thousands)	
Raw materials (including packing materials)	$	20,403	$	9,807

Finished goods	1,743	1,895
	22,146	11,702
Less: Inventory reserve	(96)	(104)
	$ 22,050	$ 11,598

The activity in the Company's provision for inventory reserve is summarized as follows:

	December 25, 2007	December 25, 2006
	(In thousands)	(In thousands)
Balance at the beginning of the year	$ 104	$ 134
Add: provision during the year	20	-
Less: write-offs during the year	(28)	(30)
Balance at the end of the year	$ 96	$ 104

NOTE 7. DUE FROM RELATED COMPANIES

Due from related companies consist of the following:

	December 25, 2007	December 25, 2006
	(In thousands)	(In thousands)
Due from affiliated companies for sales	$ 913	$ 857

NOTE 8. PROPERTY, MACHINERY AND EQUIPMENT

Property, machinery and equipment consist of the following:

	Useful Life	December 25, 2007	December 25, 2006
	(In years)	(In thousands)	(In thousands)
Buildings	40	$ 13,839	$ 12,935
Machinery and equipment	5- 12	20,229	19,067
Construction in process		1,124	--
		35,192	32,002
Less: Accumulated depreciation and amortization		(9,206)	(7,754)
		$ 25,986	$ 24,248

Depreciation and amortization expense was approximately $1,488, $1,439 and $1,151 for the years ended December 25, 2007, 2006 and 2005, respectively.

NOTE 9. LAND USE RIGHTS

Land use rights consist of the following:

	December 25, 2007	December 25, 2006
	(In thousands)	(In thousands)
Land use rights	$ 8,415	$ 7,882
Less: Accumulated amortization	(1,121)	(899)
	$ 7,294	$ 6,983

Private ownership of land is not allowed in Mainland China. Rather, entities acquire the right to use land for a designated term. As of December 25, 2007 and 2006, the land use rights consisted of six parcels of land located in Mainland China held under land use rights of 27 to 50 years through 2025 to 2047.

Amortization expense was approximately $222, $174, and $115for the years ended December 25, 2007, 2006 and 2005, respectively.

NOTE 10. OTHER PAYABLES AND ACCRUALS

Other payables and accruals consist of the following:

	December 25, 2007	December 25, 2006
	(In thousands)	(In thousands)
Deposits from customers	$ 566	$ 1,094
Accruals for payroll, bonus and benefits	294	290
Utilities and accrued expenses	1,905	1,871
	$ 2,765	$ 3,255

NOTE 11. TAXATION

The PRC subsidiaries within the Company are subject to PRC income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which they operate. The group companies that are incorporated under the International Business Companies Act of the British Virgin Islands are exempt from payment of the British Virgin Islands income tax.

For the years ended December 25, 2007, 2006 and 2005, substantially all of the Company's income was generated in the PRC, which is subject to PRC income taxes at rates ranging from 24% to a statutory rate of 33%. Four of the PRC subsidiaries of the Company will be eligible to be exempt from income taxes for a two-year period and then subject to a 50% reduction in income taxes for the next three years, starting from their first profitable year. Several PRC subsidiaries receive preferential tax rates in regions in which they operate and are also entitled to partial tax refunds from those tax bureaus.

As of December 25, 2007, 2006 and 2005, there were no material deferred tax assets or deferred tax liabilities.

A reconciliation of the provision for income taxes determined at the statutory average state and local income tax rate to the Company's effective income tax rate is as follows:

	2007	2006	2005
Expected tax provision	33%	33%	33%
Non deductible expenses:			
Stock compensation	--	(330)%	1%
Change in fair value of derivatives	(17)%	(58)%	41%
Expenses outside of China	3%	(51)%	9%
Governmental tax rate effects:			
Reduction for preferential tax rate	(4)%	68%	(15)%
Impact of effective tax holiday and lower factory rates	(3)%	134%	(23)%
Effective tax rate	12%	(204)%	46%

Accounting for Uncertainty in Income Taxes

The Company adopted the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109" ("FIN 48"), on January 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement 109, "Accounting for Income Taxes", and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Based on our evaluation, we have concluded that there are no significant uncertain tax positions requiring recognition in our financial statements. Our evaluation was performed for the tax years ended December 31, 2007, 2006 and 2005, the tax years, which remain subject to examination by major tax jurisdictions (PRC) as of December 31, 2007.

We may from time to time be assessed interest or penalties by major tax jurisdictions. In the event we receive an assessment for interest and/or penalties, it will be classified in the financial statements as tax expense.

NOTE 12. REDEEMABLE CONVERTIBLE PREFERRED STOCK

On July 11, 2005, the Company issued 6,000 shares of Series A 7% Redeemable Convertible Preferred Stock ("Series A Preferred Stock"); initially convertible into an aggregate of 6,315,789 shares of Class A Common Stock at a conversion price of $0.95 per share, raising $6 million in gross proceeds. Six-year warrants to purchase an aggregate of 3,157,895 shares of Class A Common Stock at an exercise price of $1.04 per share were also issued to the investors. As part of the compensation to the placement agent, five-year warrants to purchase an aggregate of 378,947 shares of Class A Common Stock at an exercise price of $1.04 share were also issued. As of December 25, 2007, all of the warrants issued to the placement agent were exercised cashless and 4,616 shares of Series A Preferred Stock were converted into 4,858,947 shares of Class A Common Stock.

On December 22, 2005, the Company issued 9,500 shares of Series B 7% Redeemable Convertible Preferred Stock ("Series B Preferred Stock"), initially convertible into an aggregate of 5,937,500 shares of Class A Common Stock at a conversion price of $1.60 per share, raising $9.5 million in gross proceeds. Six-year warrants to purchase an aggregate of 2,968,750 shares of Class A Common Stock at an exercise price of $1.76 per share were also issued to the investors. As part of the compensation to the placement agent, five-year warrants to purchase an aggregate of 356,250 shares of Class A Common Stock at an exercise price of $1.76 per share were also issued. As of December 25, 2007, 1,450 shares of Series B Preferred Stock were converted into 906,250 shares of Class A Common Stock, and no warrants were exercised.

The key terms of the Series A Preferred Stock and Series B Preferred Stock are as follows:

	Preferred Stock A	Preferred Stock B
Preferred Dividend	7% per annum, payable quarterly in arrears in cash or, at the Company's option subject to satisfaction of certain conditions, shares of Class A Common Stock valued at 95% of the volume-weighted current market price.	7% per annum, payable quarterly in arrears in cash or, at the Company's option subject to satisfaction of certain conditions, shares of Class A Common Stock valued at 95% of the volume-weighted current market price.
Redemption	July 11, 2010	December 22, 2010
Mandatory Conversion	Beginning on the 24th month following closing and each month thereafter, the Company shall redeem 1/37th of the face value of the Preferred Stock in either cash or Class A Common Stock valued at 90% of the volume-weighted current market price. The Company may at any time force the conversion of the Preferred Stock if the volume-weighted current market price of the Class A Common Stock exceeds 300% of the then applicable conversion price.	Beginning at the end of the 24th month following closing and on each third monthly anniversary of that date (quarterly) thereafter, the Company shall redeem 1/13th of the face value of the Preferred Stock in either cash or Class A Common Stock valued at 90% of the volume-weighted current market price. The Company may at any time force the conversion of the Preferred Stock if the volume-weighted current market price of the Class A Common Stock exceeds 200% of its price at issuance of the Preferred Stock.

Registration	The Company shall file to register the underlying Class A common shares within 30 days of the closing date and make its best efforts to have the Registration declared effective at the earliest date. In the event such Registration is not continuously effective during the period such shares are subject to transfer restrictions under the U.S. federal securities laws, then (subject to certain exceptions) the holders are entitled to receive liquidated damages equal to 2.0% of the purchase price of the Preferred Stock per month.	The Company shall file to register the underlying Class A common shares with 30 days of the closing date and make its best efforts to have the Registration declared effective at the earliest date. In the event such Registration is not continuously effective during the period such shares are subject to transfer restrictions under the U.S. federal securities laws, then (subject to certain exceptions) the holders are entitled to receive liquidated damages equal to 2.0% of the purchase price of the Preferred Stock per month.
Anti-dilution	In the event the Company issues, at any time while Preferred Stock are still outstanding, Common Stock or any type of securities giving right to Common Stock at a price below the Issue Price, the Company agrees to extend full-ratchet anti-dilution protection to the investors.	In the event the Company issues, at any time while Preferred Stock are still outstanding, Common Stock or any type of securities giving right to Common Stock at a price below the Issue Price, the Company agrees to extend full-ratchet anti-dilution protection to the investors.

In connection with the issuance of the Redeemable Convertible Series A Preferred Stock and Series B Preferred Stock, the Company paid professional fees, placement agent fees and associated expenses amounting to $1, 827,000 since the issuance of the Redeemable Convertible Preferred Stocks. The Company also identified freestanding financials instruments included in the issuances that were required to be recorded as liabilities. These included the embedded conversion feature and warrants included in the Series A & B Preferred Stock issuances. The Company has evaluated the fair value of these liabilities using combination of the Black Scholes and Binomial Pricing Models. The summary of activity in the Series A & B Preferred Stock is as follows:

Redeemable Convertible Preferred Stock

	Number of shares	Series A	Series B	Combined
Sale of Series A Preferred Stock	6,000	$ 6,000		$ 6,000
Sale of Series B Preferred Stock	9,500		$ 9,500	9,500
Expenses of Offering		(685)	(1,142)	(1,827)
Original Discounts		(4,558)	(5,686)	(10,244)
Initial Balance of Redeemable Preferred Stock		757	2,672	3,429
Net value at Conversion of Preferred Stock to common stocks	(6,066)	(1,363)	(578)	(1,941)
Accumulated Accretion of original discounts		1,361	2,472	3,833
Balance December 25, 2007	9,434	$ 755	$ 4,566	$ 5,321

Embedded Derivatives relate to redeemable convertible preferred stock. We determined that the conversion features of our redeemable convertible preferred stock and warrants to purchase our common stock are derivatives that we are required to account for as freestanding instruments under GAAP. We have also determined that we are required to designate these derivatives as liabilities in our financial statements. As a result, we report the value of these embedded derivatives as current liabilities on our balance sheet and we report changes in the value of these derivatives as non-operating gains or losses on our statement of operations. The value of the derivatives is required to be recalculated (and resulting non-operating gains or losses reflected in our statement of operations and resulting adjustments to the associated liability amounts reflected on our balance sheet) on a quarterly basis, and is based on the market value of our common stock. Due to the nature of the required calculations and the large number of shares of our common stock involved in such calculations, changes in our common stock price may result in significant changes in the value of the derivatives and resulting gains and losses on our statements of operations. Our common stock price ranged from a low of $0.90 to a high $1.95 during last six months of 2007. We were required to report a change of $8,412 as gain on the embedded derivative liability in other income on our statement of operations for the year ended December 25, 2007, a change of $1,434 as loss for 2006 and a change of $4,064 as loss for 2005.

The pricing model we use for determining fair values of our derivatives is a combination of the Black Scholes and Binomial Pricing Models. Valuations derived from this model are subject to ongoing internal and external review. The model uses market-sourced inputs such as interest rates, and option volatilities. Selection of these inputs involves management's judgment and may impact net income. The Company has obtained a valuation report from a valuation firm to support its estimates. The principal assumptions used to value these complex freestanding financial instruments were as follows:

	Warrants	Embedded Conversion Feature
Expected life (in years)	Remaining term at valuation date	Remaining Term to conversion or redemption date at each valuation date
Expected volatility	50%	50%
Risk-free interest rate	3.52%	3.21% to 3.63%
Dividend yield	0	0

The Company considered all of the other minor features of the conversion option associated with the Company's Preferred shares, including adjustments for: (i) stock dividends and splits, (ii) the sale of the Company's securities, (iii) the subsequent issuance of rights, options, or warrants to Common shareholders, and (iv) forced conversion and redemption features. We ultimately determined that these features were insignificant and did not have a material impact on the concluded values of the Series A and Series B Preferred Stock.

The changes in the derivative liabilities during the period are as follows:

Fair Value at issuances	$ 10,259
Loss on change in value of derivatives during 2005	4,064
Conversion of 1900 shares of Series A Preferred Stock to common stock during 2005	(2,188)
Fair Value at December 25, 2005	$ 12,135
Loss on change in value of derivatives during the period	1,434
Conversion of 3,438 shares of Series A & B Preferred Stock to common stock during 2006	(2,431)
Fair Value at December 25, 2006	$ 11,138
Gain on change in value of derivatives during the period	(8,412)
Conversion of 728 shares of Series A & B Preferred Stock to common stock during 2007	(233)
Fair Value at December 25, 2007	$ 2,493

NOTE 13. COMMON STOCK

On September 4, 2003, the Company issued 3,300,000 shares of Class A Common Stock for an aggregate purchase amount of $1,650,000 or $0.5 per share. The shares were issued pursuant to an exemption provided by Section 4(2) of the Securities Act. The purchasers were also issued warrants to purchase 1,650,000 shares of the Company's Class A Common Stock, which have a term of 5 years at an exercise price of $0.99 per share. As of December 25, 2007, all such warrants have been exercised.

On October 7, 2003, the Company issued 850,000 shares of Class A Common Stock for an aggregate purchase amount of $425,000 or $0.50 per share. The shares were issued pursuant to an exemption provided by Section 4(2) of the Securities Act. The purchasers were also issued warrants to purchase 425,000 shares of the Company's Class A Common Stock, which have a term of 5 years and an exercise price of $0.979 per share. As of December 25, 2007, warrants to purchase 25,000 shares of Class A Common Shares were outstanding.

NOTE 14. WARRANTS

The following table summarizes activity regarding the Company's outstanding warrants:

	Shares	Weighted Average Exercise Price
Outstanding at December 25, 2004	2,075,000	0.9883
Issued	6,861,842	1.3889
Exercised	2,327,368	0.9945
Forfeited/Cancelled	--	--
Outstanding at December 25, 2005	6,609,474	1.4020
Issued	--	--
Exercised	101,579	1.0400
Forfeited/Cancelled	--	--
Outstanding at December 25, 2006	6,507,895	1.4093
Warrants exercisable at December 25, 2005	6,609,474	1.4020
Warrants exercisable at December 25, 2006	6,507,895	1.4093

Warrants exercisable at December 25, 2007	6,507,895	1.4093

The number of shares of Class A Common Stock issuable under warrants related to the private placements and respective exercise prices are summarized as follows:

	Shares of Class A Common Stock Issuable Under Warrants	Exercise Price
October 2003 private placement	25,000	$ 0.979
July 2005 private placement		
6-year warrants	3,157,895	1.04
December 2005 private placement		
6-year warrants	2,968,750	1.76
5-year warrants	356,250	1.76
Warrants exercisable at December 25, 2007	6,507,895	

As of December 25, 2007, our warrants had no intrinsic value.

NOTE 15. STOCK-BASED COMPENSATION

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123R, "Share-Based Payment," which established standards for transactions in which an entity exchanges its equity instruments for goods or services. This standard requires a public entity to measure the cost of services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The Company adopted the requirements of SFAS No.123R for the fiscal year 2006. Because all stock options granted before December 25, 2004 were fully vested and exercised or expired, no compensation charges were recorded in fiscal 2006 for these options. For stock options granted after December 25, 2004, the Company used the Black-Scholes option-pricing model to estimate the fair value of the options at the date of grant.

In November 2004, options to purchase 400,000 shares of Class A Common Stock were issued to an officer at an exercise price of $1.00 per share with a term of 10 years. The market price of the Class A Common Stock as of the grant date was $0.64 per share. As of December 25, 2007, all of these options had been exercised.

On June 22, 2005, options to purchase an additional 600,000 shares of Class A Common Stock were issued to the same officer at an exercise price of $1.20 per share with a term of 10 years. The market price of the Class A Common Stock as of the grant date was $1.00 per share. As of December 25, 2007, all of these options had been exercised.

On January 20, 2006, options to purchase an additional 2,000,000 shares of Class A Common Stock were issued to the same officer at an exercise price of $1.60 per share with a term of 6 years. The market price of the Class A Common Stock as of the grant date was $1.54 per share. As of December 25, 2007, none of these options were exercised. The Company recorded compensation expense of $2,320,000 based on an estimated fair value of the options of $1.16 per share on January 20, 2006. The per share fair value of the stock options granted has been estimated using the Black-Scholes option-pricing model with the following assumptions:

	January 20, 2006
Life (years)	6
Dividend yield	None
Risk - free interest rate	4.36%
Volatility	89%

On December 13, 2006, options to purchase an additional 6,000,000 shares of Class A Common Stock were granted to the same officer at an exercise price of $1.82 per share with a term of 10 years. The options were fully vested upon grant but became exercisable on April 3, 2007. The market price of the Class A Common Stock as of the grant date was $1.82 per share. As of December 25, 2006, these options were fully vested but not exercisable. The Company recorded compensation expense of $5,820,000 based on an estimated fair value of the options of $0.97 per share on December 13, 2006, the grant date. The per share, fair value of the stock options granted has been estimated using the Black-Scholes option-pricing model with the following assumptions:

	December 13, 2006
Life (years)	6
Dividend yield	None
Risk - free interest rate	4.55%
Volatility	50%

The following table summarizes outstanding options as at December 25, 2007, related weighted average fair value and life information:

	Options Outstanding			Options Exercisable	
Range of Exercise Price Per Share	Number Outstanding at December 25, 2007	Weighted Average Fair Value	Weighted Average Remaining Life (Years)	Number Exercisable at December 25, 2007	Weighted Average Exercise Price
$ 1.60-1.82	8,000,000	$ 1.02	4.73	8,000,000	$ 1.75

The Company recorded compensation expense of $8,140,000 based on the fair value of the options granted during the year of 2006. Any exercise of such options granted on December 13, 2006 was contingent upon the effectiveness of a shareholder consent, which occurred on April 3, 2007. The Company has no future compensation expense to record from this option outstanding at December 25, 2006 because they were fully vested upon grant and compensation cost was recorded as of that date. As of December 25, 2007, our options granted had no intrinsic value.

NOTE 16. COMMITMENTS

Annual fees

Under the supplementary joint venture agreements, the Company has committed to pay predetermined annual fees of $113,000 to the Chinese joint venture partners for each of the years in the period from December 26, 1998 to 2049 as long as the joint venture continues to operate. As of December 25, 2007, total commitments under these arrangements were as follows (in thousands):

2008	118
2009	118
2010	118
2011	118
2012	118
Thereafter	3,886
Total	$ 4,476

NOTE 17. RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

Particulars of significant transactions between the New Dragon Asia Corp. and related companies are summarized below (in thousands):

	2007	2006	2005
Sales of finished goods to:			
Related parties (b)	$ 28	$ 7	$ 8
Pre-determined annual fees charged by joint venture partners:			
Shandong Longfeng Group Company (a)	$ 79	$ 75	$ 75
Shandong Longfeng Flour Company Limited (b)	39	38	36
	$ 118	$ 113	$ 111

Sales of machinery to Shandong Longfeng Group Company	$ 10	$ --	$ --
Management fees charged by a related party (b)	$ --	$ --	$ 12
Rental income from a joint venture partner: Shandong Longfeng Group Company	$ 69	$ 66	$ 64
Purchase of machinery from a related party (b)	$ --	$ --	$ 70

(a) Shandong Longfeng Group Company is a joint venture partner of the Company and the parent company.

(b) Subsidiary(ies) of Shandong Longfeng Group Company.

The amounts due to New Dragon Asia Food Limited (the parent company) and joint venture partners are unsecured and non-interest bearing. Balances are the result of normal commercial transactions.

NOTE 18. CONDENSED GEOGRAPHIC FINANCIAL INFORMATION

Condensed balance sheet information as of December 25, 2007 consisted of the following (in thousands):

	Inside China	Outside China	Total
Assets			
- Cash and cash equivalents	$ 3,505	$ 141	$ 3,646
- Others	77,725	49	77,774
Total Assets	81,230	190	81,420
Liabilities	8,935	4,548	13,483
Minority interests	294	--	294
Intercompany	13,385	(13,385)	--
Equity	52,642	9,680	62,322

Assets located outside of China consist primarily of cash and cash equivalents and deposits. Liabilities located outside of China consist primarily of preferred stock, net of the related beneficial conversion feature and fair value of the warrants.

Condensed statement of operation information for the year ended December 25, 2007 consisted of the following (in thousands):

	Inside China	Outside China	Total
Net revenue	$ 55,738	$ --	$ 55,738
Cost of goods sold	(45,427)	--	(45,427)
General and administrative expenses	(1,309)	(1,297)	(2,606)
Income (loss) from operation	7,723	(1,297)	6,426
Other income (loss)	1,245	8,412	9,657
Provision for income taxes	(1,968)	--	(1,968)
Net income (loss)	7,000	4,900	11,900

See Note 23 for condensed parent company financial information.

Condensed balance sheet information as of December 25, 2006 consisted of the following (in thousands):

	Inside China	Outside China	Total
Assets			
- Cash and cash equivalents	$ 9,919	$ 357	$ 10,276
- Others	59,179	53	59,232
Total Assets	69,098	410	69,508
Liabilities	5,246	15,770	21,016
Minority interests	276	--	276

Intercompany	12,536	(12,536)	--
Equity	40,803	3,209	44,012

Assets located outside of China consist primarily of cash and cash equivalents and deposits. Liabilities located outside of China consist primarily of preferred stock, net of the related beneficial conversion feature and fair value of the warrants.

Condensed statement of operation information for the year ended December 25, 2006 consisted of the following (in thousands):

	Inside China	Outside China	Total
Net revenue	$ 53,439	$ --	$ 53,439
Cost of goods sold	(43,404)	--	(43,404)
General and administrative expenses	(1,350)	(9,558)	(10,908)
Income (loss) from operation	7,640	(9,558)	(1,918)
Other income (loss)	2,515	(1,410)	1,105
Provision for income taxes	(1,657)	--	(1,657)
Net income (loss)	8,364	(10,968)	(2,604)

Condensed balance sheet information as of December 25, 2005 consisted of the following (in thousands):

	Inside China	Outside China	Total
Assets			
- Cash and cash equivalents	$ 4,180	$ 10,152	$ 14,332
- Others	41,988	1,101	43,089
Total Assets	46,168	11,253	57,421
Liabilities	7,006	12,766	19,772
Minority interests	91	--	91
Intercompany	8,743	(8,743)	--
Equity	30,328	3,671	33,999

Assets located outside of China consist primarily of cash and cash equivalents, deposits, and deferred financing costs related to the issuance of the preferred stock. Liabilities located outside of China consist primarily of preferred stock, net of the related beneficial conversion feature and fair value of the warrants.

Condensed statement of operation information for the year ended December 25, 2005 consisted of the following (in thousands):

	Inside China	Outside China	Total
Net revenue	$ 44,180	$ --	$ 44,180
Cost of goods sold	(36,151)	--	(36,151)
General and administrative expenses	(1,330)	(1,028)	(2,358)
Income (loss) from operation	5,978	(1,028)	4,950
Provision for income taxes	(1,487)	--	(1,487)
Other income (loss)	2,352	(4,062)	(1,710)
Net income (loss)	6,837	(5,090)	1,747

NOTE 19. SEGMENT INFORMATION

The Company classifies its products into three core business segments, namely instant noodles, flour and soybean. In view of the fact that the Company operates principally in Mainland China, no geographical segment information is presented.

	2007	2006	2005
		(In thousands)	
Net revenue:			
Instant noodles	$ 15,262	$ 15,799	$ 15,353
Flour	30,903	30,263	28,827
Soybean	9,573	7,377	--
	$ 55,738	$ 53,439	$ 44,180

Income (loss) from operations:			
Instant noodles	$ 1,208	$ 1,268	$ 1,336
Flour	5,526	5,356	3,614
Soybean	(308)	(8,542)	--
	$ 6,426	$ (1,918)	$ 4,950
Depreciation and amortization:			
Instant noodles	$ 841	$ 808	$ 537
Flour	615	550	729
Soybean	218	255	--
	$ 1,674	$ 1,613	$ 1,266
Identifiable long-term assets:			
Instant noodles	$ 22,640	$ 20,864	$ 11,836
Flour	7,470	7,377	10,459
Soybean	3,170	2,990	--
	$ 33,280	$ 31,231	$ 22,295

NOTE 20. MAJOR CUSTOMERS

No single customer accounted for more than 5%, 5% and 5% of sales for the years ended December 25, 2007, 2006 and 2005, respectively.

NOTE 21. RETIREMENT PLAN

As stipulated by the regulations of the PRC government, companies operating in the PRC have defined contribution retirement plans for their employees. The PRC government is responsible for the pension liability to these retired employees. Commencing from January 1, 2002, the Company was required to make specified contributions to the state-sponsored retirement plan at 20% of the basic salary cost of their staff. Each of the employees of the PRC subsidiaries is required to contribute 6% of his/her basic salary. For the years ended December 25, 2007, 2006 and 2005, contributions made by the Company were approximately $365, $315, $161 respectively.

NOTE 22. QUARTERLY FINANCIAL DATA (UNAUDITED)

	Net Revenue	Gross Profit	Net Income (loss)	Net Income (loss) per share Basic	Net Income (loss) per share Diluted
	(In thousands, except per share data)				
Year Ended December 25, 2007					
First Quarter	$ 11,160	$ 1,922	$ 3,449	$ 0.05	$ 0.05
Second Quarter	13,035	2,556	4,813	0.08	0.08
Third Quarter	13,955	2,807	3,204	0.05	0.05
Fourth Quarter	17,588	3,026	2,649	0.04	0.04
	$ 55,738	$ 10,311	$ 14,115		
Year Ended December 25, 2006					
First Quarter	$11,096	$1,854	$(7,852)	$(0.17)	$(0.17)
Second Quarter	11,544	2,172	9,087	0.16	0.15
Third Quarter	12,964	2,522	4,790	0.08	0.08
Fourth Quarter	17,835	3,487	(8,629)	(0.17)	(0.17)

	$53,439	$10,035	$(2,604)		
Year Ended December 25, 2005					
First Quarter	$8,282	$1,492	$588	$0.01	$0.01
Second Quarter	8,993	1,409	1,372	0.03	0.03
Third Quarter	11,645	2,157	(6,440)	(0.14)	(0.14)
Fourth Quarter	15,260	2,971	6,227	0.14	0.13
	$44,180	$8,029	$1,747		

NOTE 23. CONDENSED PARENT COMPANY FINANCIAL INFORMATION

BASIS OF PRESENTATION

These condensed parent company financial statements have been prepared in accordance with Rule 12-04 of Regulation S-X. New Dragon Asia Corp. is a holding company that conducts its operations through its subsidiaries, which are more fully described in Note 1.

The parent company financial statements have been prepared using the same accounting principles and policies described in the notes to the consolidated financial statements, with the only exception being that the parent company accounts for its subsidiaries using the equity method. Refer to the footnotes to the consolidated financial statements presented above for additional information and disclosures with respect to these financial statements.

NEW DRAGON ASIA CORP. AND SUBSIDIARIES

CONDENSED PARENT COMPANY BALANCE SHEETS

(Amounts in thousands, except share data)

	December 25, 2007	December 25, 2006
ASSETS		
Current assets:		
Cash and cash equivalents	$ 141	$ 355
Other receivable	20	20
Deferred expenses, net	29	33
Total current assets	190	408
Investment in and advances to subsidiaries	72,001	60,163
Total assets	$ 72,191	$ 60,571
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Other payables and accruals	$ 792	$ 684
Dividend payable on preferred shares	173	193
Embedded derivatives at fair value	2,493	11,138
Total current liabilities	3,458	12,015
Due to New Dragon Asia Food Limited	1,090	340
Total liabilities	4,548	12,355
Series A & B Redeemable Convertible Preferred Stock, $0.0001 par value: Authorized shares – 5,000,000 Issued and outstanding – 9,434 shares and 10,162 shares at December 25, 2007 and 2006, respectively	5,321	4,204
Commitments		
Stockholders' equity:		
Class A Common Stock, $0.0001 par value: Authorized shares – 102,000,000 Issued and outstanding –55,195,385 in 2007 and 53,614,723 in 2006	5	5
Class B Common Stock, $0.0001 par value: Authorized shares – 2,000,000 – none issued and outstanding	--	--
Additional paid-in capital	29,982	28,411
Retained earnings	24,568	12,668
Accumulated other comprehensive income	7,767	2,928
Total stockholders' equity	62,322	44,012
Total liabilities and stockholders' equity	$ 72,191	$ 60,571

NEW DRAGON ASIA CORP. AND SUBSIDIARIES

CONDENSED PARENT COMPANY STATEMENTS OF OPERATIONS

(Amounts in thousands)

	For the years ended December 25,		
	2007	**2006**	**2005**
General and administrative expenses	(1,297)	(9,558)	(1,020)
Loss from operations	(1,297)	(9,558)	(1,020)
Other income (expense):			
Interest income	--	25	9
Loss on fair value adjustments to embedded derivatives	8,412	(1,434)	(4,064)
Total parent only gain (loss)	7,115	(10,967)	(5,075)
Equity in subsidiary earnings, net of taxes	7,000	8,363	6,822
Net income (loss)	$ 14,115	$ (2,604)	$ 1,747
Accretion of redeemable preferred stock	(1,512)	(1,882)	(454)
Preferred stock dividends	(703)	(875)	(187)
Income (loss) available to common stockholders	$ 11,900	$ (5,361)	$ 1,106

NEW DRAGON ASIA CORP. AND SUBSIDIARIES

CONDENSED PARENT COMPANY STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	For the years ended December 25,		
	2007	**2006**	**2005**
Cash flows from operating activities:			
Total parent only gain (loss)	$ 7,115	$ (10,967)	$ (5,075)
Adjustments to reconcile total parent only loss to net cash provided by (used in) operating activities:			
Loss on fair value adjustments to embedded derivatives	(8,412)	1,434	4,064
Stock-based compensation expense	--	8,140	105
Non-cash service payment	269	--	--
Changes in operating assets and liabilities:			
Other receivable	4	--	(1,032)
Other payables and accruals	108	24	459
Net cash provided by (used in) operating activities	(916)	(1,369)	(1,479)
Cash flows from investing activities:			
Investment and advances to subsidiaries	(2,447)	(11,016)	(4,848)
Net cash provided by (used in) investing activities	(2,447)	(11,016)	(4,848)
Cash flows from financing activities:			
Proceeds from issuance of preferred stock	--	--	15,500
Payments of issuance costs related to preferred stock	--	(58)	(1,218)
Preferred Stock Dividends	(49)	(387)	(30)
Repayment to parent company	--	--	(550)
Increase in due to parent company	750	--	--
Proceeds from exercise of warrants	--	--	1,977
Proceeds from exercise of stock options	--	1,120	--
Net cash provided by financing activities	701	675	15,679
Foreign currency translation adjustment	2,448	1,915	798
Net increase (decrease) in cash and cash equivalents	(214)	(9,795)	10,150
Cash and cash equivalents at the beginning of the period	355	10,150	--
Cash and cash equivalents at the end of the period	$ 141	$ 355	$ 10,150

END